UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

At September 30, 2022 and report on review of interim financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	09.30.2022	12.31.2021
1	Total Assets	1,255,036,000	1,248,196,000
1.01	Current Assets	182,919,000	170,555,000
1.01.01	Cash and Cash Equivalents	3,867,000	2,930,000
1.01.02	Marketable Securities	7,553,000	3,630,000
1.01.03	Trade and Other Receivables	77,735,000	100,110,000
1.01.04	Inventories	44,522,000	33,906,000
1.01.06	Recoverable Taxes	7,000,000	6,368,000
1.01.06.01	Current Recoverable Taxes	7,000,000	6,368,000
1.01.06.01.01	Recoverable Income Taxes	678,000	526,000
1.01.06.01.02	Other Recoverable Taxes	6,322,000	5,842,000
1.01.08	Other Current Assets	42,242,000	23,611,000
1.01.08.01	Non-Current Assets Held for Sale	28,700,000	13,142,000
1.01.08.03	Others	13,542,000	10,469,000
1.01.08.03.03	Others	13,542,000	10,469,000
1.02	Non-Current Assets	1,072,117,000	1,077,641,000
1.02.01	Long-Term Receivables	86,612,000	73,779,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	264,000	247,000
1.02.01.04	Trade and Other Receivables	8,624,000	8,450,000
1.02.01.07	Deferred Taxes	19,431,000	17,845,000
1.02.01.07.02	Deferred Taxes and Contributions	19,431,000	17,845,000
1.02.01.10	Other Non-Current Assets	58,293,000	47,237,000
1.02.01.10.04	Judicial Deposits	53,881,000	44,543,000
1.02.01.10.05	Other Assets	4,412,000	2,694,000
1.02.02	Investments	277,120,000	269,825,000
1.02.03	Property, Plant and Equipment	693,121,000	717,355,000
1.02.04	Intangible Assets	15,264,000	16,682,000

3

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	09.30.2022	12.31.2021
2	Total Liabilities	1,255,036,000	1,248,196,000
2.01	Current Liabilities	270,733,000	269,989,000
2.01.01	Payroll, Profit Sharing and Related Charges	7,479,000	7,655,000
2.01.02	Trade Payables	38,585,000	32,734,000
2.01.03	Taxes Obligations	6,114,000	3,599,000
2.01.03.01	Federal Taxes Obligations	6,114,000	3,599,000
2.01.03.01.01	Income Tax and Social Contribution Payable	6,114,000	3,599,000
2.01.04	Current Debt and Finance Lease Obligations	176,367,000	187,005,000
2.01.04.01	Current Debt	146,411,000	155,461,000
2.01.04.03	Lease Obligations	29,956,000	31,544,000
2.01.05	Other Liabilities	29,491,000	30,767,000
2.01.05.02	Others	29,491,000	30,767,000
2.01.05.02.04	Other Taxes Payable	15,209,000	22,022,000
2.01.05.02.06	Other liabilities	14,282,000	8,745,000
2.01.06	Provisions	3,734,000	3,578,000
2.01.06.02	Other Provisions	3,734,000	3,578,000
2.01.06.02.04	Pension and Medical Benefits	3,734,000	3,578,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	8,963,000	4,651,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	8,963,000	4,651,000
2.02	Non-Current Liabilities	611,805,000	590,878,000
2.02.01	Non-Current Debt and Finance Lease Obligations	417,808,000	413,637,000
2.02.01.01	Non-Current Debt	312,828,000	306,944,000
2.02.01.03	Lease Obligations	104,980,000	106,693,000
2.02.02	Other Liabilities	1,563,000	1,637,000
2.02.02.02	Others	1,563,000	1,637,000
2.02.02.02.03	Income Tax and Social Contribution	1,563,000	1,637,000
2.02.03	Deferred Taxes	43,153,000	14,807,000
2.02.03.01	Deferred Taxes	43,153,000	14,807,000
2.02.04	Provisions	149,281,000	160,797,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	12,561,000	10,382,000
2.02.04.02	Other Provisions	136,720,000	150,415,000
2.02.04.02.04	Pension and Medical Benefits	45,667,000	50,773,000
2.02.04.02.05	Provision for Decommissioning Costs	79,995,000	86,713,000
2.02.04.02.06	Employee Benefits	759,000	803,000
2.02.04.02.07	Other liabilities	10,299,000	12,126,000
2.03	Shareholders' Equity	372,498,000	387,329,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,318,000	3,313,000
2.03.04	Profit Reserves	133,236,000	164,028,000
2.03.08	Other Comprehensive Income	30,512,000	14,556,000

4

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2022 to 09/30/2022	Accumulated of the Current Year 01/01/2022 to 09/30/2022	Accumulated of the Previous Quarter 07/01/2021 to 09/30/2021	Accumulated of the Previous Year 01/01/2021 to 09/30/2021
3.01	Sales Revenues	163,747,000	460,933,000	117,786,000	312,646,000
3.02	Cost of Sales	(81,228,000)	(218,134,000)	(63,838,000)	(164,038,000)
3.03	Gross Profit	82,519,000	242,799,000	53,948,000	148,608,000
3.04	Operating Expenses / Income	(6,194,000)	(3,615,000)	12,941,000	1,231,000
3.04.01	Selling Expenses	(6,574,000)	(20,212,000)	(6,048,000)	(17,579,000)
3.04.02	General and Administrative Expenses	(1,444,000)	(3,963,000)	(1,418,000)	(3,686,000)
3.04.05	Other Operating Expenses	(4,225,000)	2,053,000	13,144,000	6,011,000
3.04.05.01	Other Taxes	(398,000)	(1,065,000)	(1,098,000)	(1,760,000)
3.04.05.02	Research and Development Expenses	(986,000)	(3,147,000)	(791,000)	(2,205,000)
3.04.05.03	Exploration Costs	(550,000)	(883,000)	(697,000)	(2,889,000)
3.04.05.05	Other Operating Expenses, Net	(954,000)	9,282,000	(1,102,000)	(2,781,000)
3.04.05.07	Impairment of Assets Reversals (Charges)	(1,337,000)	(2,134,000)	16,832,000	15,646,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	6,049,000	18,507,000	7,263,000	16,485,000
3.05	Net Income Before Financial Results and Income Taxes	76,325,000	239,184,000	66,889,000	149,839,000
3.06	Finance Income (Expenses), Net	(11,248,000)	(28,067,000)	(27,065,000)	(45,614,000)
3.06.01	Finance Income	2,725,000	7,479,000	1,249,000	2,438,000
3.06.01.01	Finance Income	2,725,000	7,479,000	1,249,000	2,438,000
3.06.02	Finance Expenses	(13,973,000)	(35,546,000)	(28,314,000)	(48,052,000)
3.06.02.01	Finance Expenses	(7,277,000)	(20,712,000)	(7,596,000)	(22,786,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(6,696,000)	(14,834,000)	(20,718,000)	(25,266,000)
3.07	Net Income Before Income Taxes	65,077,000	211,117,000	39,824,000	104,225,000
3.08	Income Tax and Social Contribution	(18,981,000)	(66,130,000)	(8,682,000)	(29,061,000)
3.08.01	Current	(18,300,000)	(55,453,000)	(8,578,000)	(8,578,000)
3.08.02	Deferred	(681,000)	(10,677,000)	(104,000)	(20,483,000)
3.09	Net Income from Continuing Operations	46,096,000	144,987,000	31,142,000	75,164,000
3.11	Income / (Loss) for the Period	46,096,000	144,987,000	31,142,000	75,164,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	3.54	11.12	2.39	5.76
3.99.01.02	Preferred Shares	3.54	11.12	2.39	5.76
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	3.54	11.12	2.39	5.76
3.99.02.02	Preferred Shares	3.54	11.12	2.39	5.76

5

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2022 to 09/30/2022	Accumulated of the Current Year 01/01/2022 to 09/30/2022	Accumulated of the Previous Quarter 07/01/2021 to 09/30/2021	Accumulated of the Previous Year 01/01/2021 to 09/30/2021
4.01	Net Income for the Period	46,096,000	144,987,000	31,142,000	75,164,000
4.02	Other Comprehensive Income	5,756,000	15,956,000	13,575,000	26,772,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	−	−	5,779,000	14,433,000
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	−	−	(2,942,000)
4.02.03	Translation Adjustments in investees	8,938,000	(8,136,000)	21,533,000	12,045,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(10,442,000)	17,059,000	(25,729,000)	(13,536,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,808,000	18,184,000	5,196,000	17,430,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	1,576,000	(11,982,000)	6,981,000	(1,324,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(124,000)	831,000	(185,000)	666,000
4.03	Total Comprehensive Income for the Period	51,852,000	160,943,000	44,717,000	101,936,000

6

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2022 to 09/30/2022 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000
5.03	Adjusted Opening Balance	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000
5.04	Capital Transactions with Owners	−	5,000	(81,663,000)	(94,116,000)	−	(175,774,000)
5.04.06	Dividends	−	−	(81,663,000)	(94,116,000)	−	(175,779,000)
5.04.08	Change in Interest in Subsidiaries	−	5,000	−	−	−	5,000
5.05	Total of Comprehensive Income	−	−	−	144,987,000	15,956,000	160,943,000
5.05.01	Net Income for the Period	−	−	−	144,987,000	−	144,987,000
5.05.02	Other Comprehensive Income	−	−	−	−	15,956,000	15,956,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	82,365,000	50,871,000	30,512,000	372,498,000

7

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 09/30/2021 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000
5.04	Capital Transactions with Owners	−	(3,703,000)	(5,861,000)	(31,705,000)	−	(41,269,000)
5.04.06	Dividends	−	−	(5,861,000)	(31,705,000)	−	(37,566,000)
5.04.08	Change in Interest in Subsidiaries	−	(3,703,000)	−	−	−	(3,703,000)
5.05	Total of Comprehensive Income	−	−	−	75,164,000	26,772,000	101,936,000
5.05.01	Net Income for the Period	−	−	−	75,164,000	−	75,164,000
5.05.02	Other Comprehensive Income	−	−	−	−	26,772,000	26,772,000
5.07	Balance at the End of the Period	205,432,000	(1,038,000)	121,435,000	43,459,000	(211,000)	369,077,000

b

8

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 09/30/2022	Accumulated of the Previous Year 01/01/2021 to 09/30/2021
6.01	Net cash provided by operating activities	119,147,000	93,640,000
6.01.01	Cash provided by operating activities	210,136,000	161,697,000
6.01.01.01	Net Income for the period	144,987,000	75,164,000
6.01.01.02	Pension and medical benefits (actuarial expense)	4,705,000	9,273,000
6.01.01.03	Results in equity-accounted investments	(18,507,000)	(16,485,000)
6.01.01.04	Depreciation, depletion and amortization	53,128,000	50,439,000
6.01.01.05	Impairment of assets (reversal)	2,134,000	(15,646,000)
6.01.01.06	Exploratory expenditures write-offs	348,000	1,178,000
6.01.01.07	Gains and losses on legal, administrative and arbitration proceedings	3,879,000	2,357,000
6.01.01.08	Foreign exchange, indexation and finance charges	28,996,000	44,000,000
6.01.01.09	Deferred income taxes, net	10,677,000	20,483,000
6.01.01.10	Allowance (reversals) for expected credit losses	418,000	(23,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	2,157,000	3,112,000
6.01.01.16	Results from co-participation agreements in bid areas	(14,193,000)	(3,519,000)
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(5,744,000)	(1,605,000)
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	(4,594,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(2,849,000)	(1,917,000)
6.01.01.20	Assumption of interest in concessions	−	(520,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(90,989,000)	(68,057,000)
6.01.02.01	Trade and other receivables, net	(54,862,000)	(48,123,000)
6.01.02.02	Inventories	(10,988,000)	(8,678,000)
6.01.02.03	Judicial deposits	(6,601,000)	(4,390,000)
6.01.02.05	Other assets	(3,423,000)	(2,217,000)
6.01.02.06	Trade payables	(136,000)	(7,787,000)
6.01.02.07	Other taxes	42,965,000	21,763,000
6.01.02.08	Pension and medical benefits	(9,653,000)	(10,817,000)
6.01.02.09	Provisions for legal proceedings	(1,231,000)	(1,194,000)
6.01.02.10	Short-term benefits	(221,000)	(761,000)
6.01.02.11	Income tax and social contribution paid	(44,103,000)	(4,088,000)
6.01.02.12	Provision for Decommissioning Costs	(2,285,000)	(2,786,000)
6.01.02.14	Other liabilities	(451,000)	1,021,000
6.02	Net cash used in investing activities	38,758,000	(68,196,000)
6.02.01	Acquisition of PP&E and intangibles assets	(29,980,000)	(56,191,000)
6.02.02	Decrease (increase) in investments in investees	(89,000)	1,733,000
6.02.03	Proceeds from disposal of assets - Divestment	19,948,000	15,279,000
6.02.04	Divestment (investment) in marketable securities	21,721,000	(47,883,000)
6.02.05	Dividends received	1,677,000	3,356,000
6.02.08	Financial compensation for Co-participation Agreement	25,481,000	15,510,000
6.03	Net cash used in financing activities	(156,968,000)	(25,771,000)
6.03.02	Proceeds from financing	113,725,000	126,028,000
6.03.03	Repayment of principal - finance debt	(62,522,000)	(76,384,000)
6.03.04	Repayment of interest - finance debt	(13,829,000)	(19,823,000)
6.03.05	Dividends paid to shareholders of Petrobras	(173,075,000)	(31,177,000)
6.03.08	Settlement of lease liabilities	(21,267,000)	(24,415,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	937,000	(327,000)
6.05.01	Cash and cash equivalents at the beginning of the year	2,930,000	5,180,000
6.05.02	Cash and cash equivalents at the end of the period	3,867,000	4,853,000

9

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 09/30/2022	Accumulated of the Previous Year 01/01/2021 to 09/30/2021
7.01	Sales Revenues	594,119,000	435,563,000
7.01.01	Sales of Goods and Services	542,992,000	392,886,000
7.01.02	Other Revenues	24,512,000	14,840,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	27,033,000	27,814,000
7.01.04	Allowance for expected credit losses	(418,000)	23,000
7.02	Inputs Acquired from Third Parties	(180,291,000)	(123,771,000)
7.02.01	Cost of Sales	(101,963,000)	(67,777,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(40,501,000)	(42,967,000)
7.02.03	Impairment Charges / Reversals of Assets	(2,134,000)	15,646,000
7.02.04	Others	(35,693,000)	(28,673,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(35,693,000)	(28,673,000)
7.03	Gross Added Value	413,828,000	311,792,000
7.04	Retentions	(58,042,000)	(54,671,000)
7.04.01	Depreciation, Amortization and Depletion	(58,042,000)	(54,671,000)
7.05	Net Added Value Produced	355,786,000	257,121,000
7.06	Transferred Added Value	30,448,000	25,225,000
7.06.01	Share of Profit of Equity-Accounted Investments	18,507,000	16,485,000
7.06.02	Finance Income	7,479,000	2,438,000
7.06.03	Others	4,462,000	6,302,000
7.06.03.01	Rentals, royalties and others	4,462,000	1,713,000
7.06.03.03	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	4,589,000
7.07	Total Added Value to be Distributed	386,234,000	282,346,000
7.08	Distribution of Added Value	386,234,000	282,346,000
7.08.01	Employee Compensation	19,939,000	22,969,000
7.08.01.01	Salaries	12,733,000	11,777,000
7.08.01.02	Fringe Benefits	6,530,000	10,567,000
7.08.01.03	Unemployment Benefits (FGTS)	676,000	625,000
7.08.02	Taxes and Contributions	176,543,000	126,017,000
7.08.02.01	Federal	143,112,000	97,948,000
7.08.02.02	State	33,293,000	28,019,000
7.08.02.03	Municipal	138,000	50,000
7.08.03	Return on Third-Party Capital	44,765,000	58,196,000
7.08.03.01	Interest	39,535,000	54,273,000
7.08.03.02	Rental Expenses	5,230,000	3,923,000
7.08.04	Return on Shareholders' Equity	144,987,000	75,164,000
7.08.04.01	Interest on Capital	11,451,000	−
7.08.04.02	Dividends	82,664,000	31,705,000
7.08.04.03	Retained Earnings / (Losses) for the Period	50,872,000	43,459,000

10

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	09.30.2022	12.31.2021
1	Total Assets	947,574,000	972,951,000
1.01	Current Assets	159,327,000	168,247,000
1.01.01	Cash and Cash Equivalents	23,650,000	58,410,000
1.01.02	Marketable Securities	13,038,000	3,630,000
1.01.03	Trade and Other Receivables	22,026,000	35,538,000
1.01.04	Inventories	52,825,000	40,486,000
1.01.06	Recoverable Taxes	7,763,000	7,511,000
1.01.06.01	Current Recoverable Taxes	7,763,000	7,511,000
1.01.06.01.01	Recoverable Income Taxes	960,000	911,000
1.01.06.01.02	Other Recoverable Taxes	6,803,000	6,600,000
1.01.08	Other Current Assets	40,025,000	22,672,000
1.01.08.01	Non-Current Assets Held for Sale	28,684,000	13,895,000
1.01.08.03	Others	11,341,000	8,777,000
1.01.08.03.03	Others	11,341,000	8,777,000
1.02	Non-Current Assets	788,247,000	804,704,000
1.02.01	Long-Term Receivables	92,717,000	79,992,000
1.02.01.03	Marketable Securities measured at amortized cost	264,000	247,000
1.02.01.04	Trade and Other Receivables	10,516,000	10,603,000
1.02.01.07	Deferred Taxes	22,544,000	21,568,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	2,673,000	3,371,000
1.02.01.07.02	Deferred Taxes and Contributions	19,871,000	18,197,000
1.02.01.10	Other Non-Current Assets	59,393,000	47,574,000
1.02.01.10.04	Judicial Deposits	54,317,000	44,858,000
1.02.01.10.05	Other Assets	5,076,000	2,716,000
1.02.02	Investments	9,041,000	8,427,000
1.02.03	Property, Plant and Equipment	671,067,000	699,406,000
1.02.04	Intangible Assets	15,422,000	16,879,000

11

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand) b

Account Code	Account Description	09.30.2022	12.31.2021
2	Total Liabilities	947,574,000	972,951,000
2.01	Current Liabilities	135,807,000	134,913,000
2.01.01	Payroll, Profit Sharing and Related Charges	8,190,000	8,335,000
2.01.02	Trade Payables	28,164,000	30,597,000
2.01.03	Taxes Obligations	8,568,000	4,089,000
2.01.03.01	Federal Taxes Obligations	8,568,000	4,089,000
2.01.03.01.01	Income Tax and Social Contribution Payable	8,568,000	4,089,000
2.01.04	Current Debt and Lease Obligations	46,728,000	50,631,000
2.01.04.01	Current Debt	17,873,000	20,316,000
2.01.04.03	Lease Obligations	28,855,000	30,315,000
2.01.05	Other Liabilities	31,460,000	32,789,000
2.01.05.02	Others	31,460,000	32,789,000
2.01.05.02.04	Other Taxes Payable	15,495,000	22,325,000
2.01.05.02.06	Other liabilities	15,965,000	10,464,000
2.01.06	Provisions	3,734,000	3,632,000
2.01.06.02	Other Provisions	3,734,000	3,632,000
2.01.06.02.04	Pension and Medical Benefits	3,734,000	3,632,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	8,963,000	4,840,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	8,963,000	4,840,000
2.02	Non-Current Liabilities	437,662,000	448,457,000
2.02.01	Non-Current Debt and Finance Lease Obligations	246,675,000	277,187,000
2.02.01.01	Non-Current Debt	148,945,000	178,908,000
2.02.01.03	Lease Obligations	97,730,000	98,279,000
2.02.02	Other Liabilities	1,604,000	1,676,000
2.02.02.02	Others	1,604,000	1,676,000
2.02.02.02.03	Income Tax and Social Contribution	1,604,000	1,676,000
2.02.03	Deferred Taxes	35,472,000	6,857,000
2.02.03.01	Deferred Taxes	35,472,000	6,857,000
2.02.04	Provisions	153,911,000	162,737,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	13,621,000	11,263,000
2.02.04.02	Other Provisions	140,290,000	151,474,000
2.02.04.02.04	Pension and Medical Benefits	46,491,000	51,498,000
2.02.04.02.05	Provision for Decommissioning Costs	80,502,000	87,160,000
2.02.04.02.06	Employee Benefits	769,000	812,000
2.02.04.02.07	Other liabilities	12,528,000	12,004,000
2.03	Shareholders' Equity	374,105,000	389,581,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,102,000	3,097,000
2.03.04	Profit Reserves	133,452,000	164,244,000
2.03.08	Other Comprehensive Income	30,512,000	14,556,000
2.03.09	Non-controlling interests	1,607,000	2,252,000

12

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2022 to 09/30/2022	Accumulated of the Current Year 01/01/2022 to 09/30/2022	Accumulated of the Previous Quarter 07/01/2021 to 09/30/2021	Accumulated of the Previous Year 01/01/2021 to 09/30/2021
3.01	Sales Revenues	170,076,000	482,677,000	121,594,000	318,478,000
3.02	Cost of Sales	(83,240,000)	(225,214,000)	(62,042,000)	(157,888,000)
3.03	Gross Profit	86,836,000	257,463,000	59,552,000	160,590,000
3.04	Operating Expenses / Income	(12,224,000)	(21,019,000)	6,905,000	(8,048,000)
3.04.01	Selling Expenses	(6,358,000)	(18,653,000)	(5,766,000)	(16,706,000)
3.04.02	General and Administrative Expenses	(1,752,000)	(4,900,000)	(1,763,000)	(4,630,000)
3.04.05	Other Operating Expenses	(4,285,000)	601,000	12,914,000	5,444,000
3.04.05.01	Other Taxes	(489,000)	(1,255,000)	(1,141,000)	(1,983,000)
3.04.05.02	Research and Development Expenses	(984,000)	(3,145,000)	(792,000)	(2,206,000)
3.04.05.03	Exploration Costs	(565,000)	(1,169,000)	(696,000)	(2,897,000)
3.04.05.05	Other Operating Expenses, Net	(911,000)	8,349,000	(815,000)	(2,823,000)
3.04.05.07	Impairment of Assets Reversals (Charges)	(1,336,000)	(2,179,000)	16,358,000	15,353,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	171,000	1,933,000	1,520,000	7,844,000
3.05	Net Income Before Financial Results and Income Taxes	74,612,000	236,444,000	66,457,000	152,542,000
3.06	Finance Income (Expenses), Net	(7,973,000)	(20,747,000)	(25,480,000)	(45,452,000)
3.06.01	Finance Income	2,713,000	7,127,000	1,188,000	2,973,000
3.06.01.01	Finance Income	2,713,000	7,127,000	1,188,000	2,973,000
3.06.02	Finance Expenses	(10,686,000)	(27,874,000)	(26,668,000)	(48,425,000)
3.06.02.01	Finance Expenses	(4,157,000)	(12,817,000)	(6,237,000)	(22,721,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(6,529,000)	(15,057,000)	(20,431,000)	(25,704,000)
3.07	Net Income Before Income Taxes	66,639,000	215,697,000	40,977,000	107,090,000
3.08	Income Tax and Social Contribution	(20,403,000)	(70,194,000)	(9,753,000)	(31,549,000)
3.08.01	Current	(19,181,000)	(58,701,000)	(9,133,000)	(10,302,000)
3.08.02	Deferred	(1,222,000)	(11,493,000)	(620,000)	(21,247,000)
3.09	Net Income from Continuing Operations	46,236,000	145,503,000	31,224,000	75,541,000
3.11	Income / (Loss) for the Period	46,236,000	145,503,000	31,224,000	75,541,000
3.11.01	Attributable to Shareholders of Petrobras	46,096,000	144,987,000	31,142,000	75,164,000
3.11.02	Attributable to Non-Controlling Interests	140,000	516,000	82,000	377,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	3.54	11.12	2.39	5.76
3.99.01.02	Preferred Shares	3.54	11.12	2.39	5.76
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	3.54	11.12	2.39	5.76
3.99.02.02	Preferred Shares	3.54	11.12	2.39	5.76

13

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2022 to 09/30/2022	Accumulated of the Current Year 01/01/2022 to 09/30/2022	Accumulated of the Previous Quarter 07/01/2021 to 09/30/2021	Accumulated of the Previous Year 01/01/2021 to 09/30/2021
4.01	Net Income for the Period	46,236,000	145,503,000	31,224,000	75,541,000
4.02	Other Comprehensive Income	5,757,000	15,955,000	13,918,000	26,962,000
4.02.01	Actuarial Gains (Losses) on Post-employment Defined Benefits Plans	−	−	6,034,000	14,680,000
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	−	−	(2,942,000)
4.02.03	Translation Adjustments in investees	8,939,000	(8,137,000)	21,876,000	12,235,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(10,442,000)	17,059,000	(25,729,000)	(13,536,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,813,000	18,476,000	5,396,000	17,823,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	1,574,000	(12,082,000)	6,913,000	(1,458,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(127,000)	639,000	(572,000)	160,000
4.03	Total Comprehensive Income for the Period	51,993,000	161,458,000	45,142,000	102,503,000
4.03.01	Attributable to Shareholders of Petrobras	51,852,000	160,943,000	44,717,000	101,936,000
4.03.02	Attributable to Non-controlling Interests	141,000	515,000	425,000	567,000

14

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2022 to 09/30/2022 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000	2,252,000	389,581,000
5.03	Adjusted Opening Balance	205,432,000	3,313,000	164,028,000	−	14,556,000	387,329,000	2,252,000	389,581,000
5.04	Capital Transactions with Owners	−	5,000	(81,663,000)	(94,116,000)	−	(175,774,000)	(1,160,000)	(176,934,000)
5.04.06	Dividends	−	−	(81,663,000)	(94,116,000)	−	(175,779,000)	(278,000)	(176,057,000)
5.04.08	Capital Transactions	−	5,000	−	−	−	5,000	(882,000)	(877,000)
5.05	Capital Transactions	−	−	−	144,987,000	15,956,000	160,943,000	515,000	161,458,000
5.05.01	Net Income for the Period	−	−	−	144,987,000	−	144,987,000	516,000	145,503,000
5.05.02	Other Comprehensive Income	−	−	−	−	15,956,000	15,956,000	(1,000)	15,955,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	82,365,000	50,871,000	30,512,000	372,498,000	1,607,000	374,105,000

15

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 09/30/2021 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000	2,740,000	311,150,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000	2,740,000	311,150,000
5.04	Capital Transactions with Owners	−	(3,703,000)	(5,861,000)	(31,705,000)	−	(41,269,000)	3,305,000	(37,964,000)
5.04.01	Capital Increases	−	−	−	−	−	−	11,000	11,000
5.04.06	Dividends	−	−	(5,861,000)	(31,705,000)	−	(37,566,000)	(371,000)	(37,937,000)
5.04.08	Capital Transactions	−	(3,703,000)	−	−	−	(3,703,000)	3,665,000	(38,000)
5.05	Total of Comprehensive Income	−	−	−	75,164,000	26,772,000	101,936,000	567,000	102,503,000
5.05.01	Net Income for the Period	−	−	−	75,164,000	−	75,164,000	377,000	75,541,000
5.05.02	Other Comprehensive Income	−	−	−	−	26,772,000	26,772,000	190,000	26,962,000
5.07	Balance at the End of the Period	205,432,000	(1,038,000)	121,435,000	43,459,000	(211,000)	369,077,000	6,612,000	375,689,000

16

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 09/30/2022	Accumulated of the Previous Year 01/01/2021 to 09/30/2021
6.01	Net cash provided by operating activities	187,835,000	151,734,000
6.01.01	Cash provided by operating activities	221,005,000	169,286,000
6.01.01.01	Net Income for the period	145,503,000	75,541,000
6.01.01.02	Pension and medical benefits (actuarial expense)	4,815,000	9,586,000
6.01.01.03	Results of equity-accounted investments	(1,933,000)	(7,844,000)
6.01.01.04	Depreciation, depletion and amortization	50,743,000	46,820,000
6.01.01.05	Impairment of assets (reversal)	2,179,000	(15,353,000)
6.01.01.06	Exploratory expenditures write-offs	632,000	1,178,000
6.01.01.07	Gains/losses on legal, administrative and arbitration proceedings	4,169,000	2,797,000
6.01.01.08	Foreign exchange, indexation and finance charges	23,876,000	44,143,000
6.01.01.09	Deferred income taxes, net	11,493,000	21,247,000
6.01.01.10	Allowance (Reversals) for expected credit losses	213,000	(100,000)
6.01.01.11	Inventory write-down (write-back) to net realizable value	34,000	(5,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	2,172,000	3,131,000
6.01.01.16	Results from co-participation agreements in bid areas	(14,193,000)	(3,519,000)
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(5,850,000)	(1,015,000)
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	(4,955,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(2,848,000)	(1,846,000)
6.01.01.20	Assumption of interest in concessions	−	(520,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(33,170,000)	(17,552,000)
6.01.02.01	Trade and other receivables, net	3,823,000	(7,504,000)
6.01.02.02	Inventories	(13,259,000)	(11,764,000)
6.01.02.03	Judicial deposits	(6,760,000)	(4,454,000)
6.01.02.05	Other assets	(3,483,000)	(836,000)
6.01.02.06	Trade payables	(2,140,000)	4,459,000
6.01.02.07	Other taxes	46,022,000	23,128,000
6.01.02.08	Pension and medical benefits	(9,666,000)	(10,821,000)
6.01.02.09	Provisions for legal proceedings	(1,292,000)	(1,923,000)
6.01.02.10	Short-term benefits	(184,000)	(795,000)
6.01.02.11	Income tax and social contribution paid	(44,861,000)	(4,998,000)
6.01.02.12	Provision for Decommissioning Costs	(2,285,000)	(2,798,000)
6.01.02.14	Other liabilities	915,000	754,000
6.02	Net cash used in investing activities	7,921,000	7,965,000
6.02.01	Acquisition of PP&E and intangibles assets	(30,946,000)	(24,728,000)
6.02.02	Decrease (increase) in investments in assets	(101,000)	(80,000)
6.02.03	Proceeds from disposal of assets - Divestment	19,927,000	15,053,000
6.02.04	Divestment (investment) in marketable securities	(8,055,000)	629,000
6.02.05	Dividends received	1,615,000	1,581,000
6.02.08	Financial compensation for Co-participation Agreement	25,481,000	15,510,000
6.03	Net cash used in financing activities	(227,173,000)	(164,565,000)
6.03.01	Changes in non-controlling interest	241,000	(49,000)
6.03.02	Proceeds from financing	13,322,000	8,921,000
6.03.03	Repayment of principal - finance debt	(39,255,000)	(108,399,000)
6.03.04	Repayment of interest - finance debt	(7,499,000)	(10,142,000)
6.03.05	Dividends paid to shareholders of Petrobras	(173,075,000)	(31,177,000)
6.03.06	Dividends paid to non-controlling interests	(340,000)	(396,000)
6.03.08	Settlement of lease liabilities	(20,567,000)	(23,323,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(3,415,000)	3,362,000
6.05	Net increase/ (decrease) in cash and cash equivalents	(34,832,000)	(1,504,000)
6.05.01	Cash and cash equivalents at the beginning of the year	58,482,000	60,930,000
6.05.02	Cash and cash equivalents at the end of the period	23,650,000	59,426,000

17

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 09/30/2022	Accumulated of the Previous Year 01/01/2021 to 09/30/2021
7.01	Sales Revenues	618,833,000	447,296,000
7.01.01	Sales of Goods and Services	565,117,000	399,087,000
7.01.02	Other Revenues	26,078,000	17,811,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	27,851,000	30,298,000
7.01.04	Allowance for expected credit losses	(213,000)	100,000
7.02	Inputs Acquired from Third Parties	(187,371,000)	(122,759,000)
7.02.01	Cost of Sales	(112,116,000)	(66,887,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(39,018,000)	(44,241,000)
7.02.03	Impairment Charges / Reversals of Assets	(2,179,000)	15,353,000
7.02.04	Others	(34,058,000)	(26,984,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(34,024,000)	(26,989,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(34,000)	5,000
7.03	Gross Added Value	431,462,000	324,537,000
7.04	Retentions	(55,658,000)	(51,052,000)
7.04.01	Depreciation, Amortization and Depletion	(55,658,000)	(51,052,000)
7.05	Net Added Value Produced	375,804,000	273,485,000
7.06	Transferred Added Value	11,650,000	16,728,000
7.06.01	Share of Profit of Equity-Accounted Investments	1,933,000	7,844,000
7.06.02	Finance Income	7,127,000	2,973,000
7.06.03	Others	2,590,000	5,911,000
7.06.03.01	Rentals, royalties and others	2,590,000	960,000
7.06.03.03	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	4,951,000
7.07	Total Added Value to be Distributed	387,454,000	290,213,000
7.08	Distribution of Added Value	387,454,000	290,213,000
7.08.01	Employee Compensation	21,856,000	25,151,000
7.08.01.01	Salaries	14,215,000	13,313,000
7.08.01.02	Fringe Benefits	6,896,000	11,139,000
7.08.01.03	Unemployment Benefits (FGTS)	745,000	699,000
7.08.02	Taxes and Contributions	183,211,000	131,100,000
7.08.02.01	Federal	148,842,000	102,179,000
7.08.02.02	State	33,838,000	28,495,000
7.08.02.03	Municipal	531,000	426,000
7.08.03	Return on Third-Party Capital	36,884,000	58,421,000
7.08.03.01	Interest	31,906,000	54,800,000
7.08.03.02	Rental Expenses	4,978,000	3,621,000
7.08.04	Return on Shareholders' Equity	145,503,000	75,541,000
7.08.04.01	Interest on Capital	11,451,000	−
7.08.04.02	Dividends	82,664,000	31,705,000
7.08.04.03	Retained Earnings / (Losses) for the Period	50,872,000	43,459,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	516,000	377,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2021, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statements, issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on November 3, 2022.

2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2021.

The accounting standards that came into effect on January 1st, 2022 did not have a material effect on these individual and consolidated quarterly information.

Regarding the reform of the reference interest rates (IBOR Reform), the Company continues to monitor the pronouncements of the regulatory authorities, as well as the measures that have been adopted, aimed at adapting the various financial instruments to the new benchmarks. Petrobras and its subsidiaries have debts indexed to Libor (London Interbank Offered Rate), the amount of which corresponds to approximately 33.5% of their financings.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash and cash equivalents.

	Consolidated
	09.30.2022	12.31.2021
Cash at bank and in hand	862	1,666
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	3,628	10,885
Other investment funds	1,120	911
	4,748	11,796
- Abroad
Time deposits	8,855	24,050
Automatic investing accounts and interest checking accounts	9,032	20,826
Other financial investments	153	72
	18,040	44,948
Total short-term financial investments	22,788	56,744
Total cash and cash equivalents	23,650	58,410

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

3.2.	Marketable securities
		Consolidated
	09.30.2022	12.31.2021
Fair value through profit or loss	3,543	3,630
Amortized cost	9,759	247
Total	13,302	3,877
Current	13,038	3,630
Non-current	264	247

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term. Securities classified as amortized cost refer to investments abroad in time deposits with maturities exceeding three months from the contracting date and investments in floating-rate Bank Deposit Certificates with daily liquidity, with maturity of one year.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

4.	Sales revenues

		Consolidated
	2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Gross sales	191,345	565,117	154,062	399,087
Sales taxes (*)	(21,269)	(82,440)	(32,468)	(80,609)
Sales revenues	170,076	482,677	121,594	318,478
Diesel	61,343	152,821	35,722	92,983
Gasoline	21,575	62,166	17,690	43,197
Liquefied petroleum gas	7,108	20,354	6,747	17,673
Jet fuel	8,058	20,133	3,292	7,727
Naphtha	3,305	10,042	2,749	6,450
Fuel oil (including bunker fuel)	2,003	5,648	2,852	6,708
Other oil products	7,780	22,379	6,265	16,399
Subtotal oil products	111,172	293,543	75,317	191,137
Natural gas	10,522	29,199	8,974	21,659
Crude oil	10,379	32,777	137	427
Nitrogen products and renewables	364	1,173	63	184
Breakage	988	2,361	204	1,069
Electricity	740	2,827	5,433	11,495
Services, agency and others	1,333	4,080	1,243	3,019
Domestic market	135,498	365,960	91,371	228,990
Exports	29,859	105,370	29,308	85,675
Crude oil	19,031	71,663	21,582	61,803
Fuel oil (including bunker fuel)	9,182	30,271	6,115	19,396
Other oil products and other products	1,646	3,436	1,611	4,476
Sales abroad (**)	4,719	11,347	915	3,813
Foreign Market	34,578	116,717	30,223	89,488
Sales revenues	170,076	482,677	121,594	318,478
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the period from January to September 2022, the revenues of two clients in the Refining, Transportation and Marketing (RTM) segment individually represent 15% and 11% of the company's revenues. In the same period of 2021, only one customer in the RTM segment represented 15% of the company's total revenue.

5.	Costs and expenses by nature

5.1.	Cost of sales
		Consolidated
	2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Raw material, products for resale, materials and third-party services (*)	(47,657)	(117,439)	(30,823)	(71,554)
Depreciation, depletion and amortization	(13,908)	(41,001)	(12,380)	(36,087)
Production taxes	(19,435)	(60,409)	(15,574)	(42,397)
Employee compensation	(2,240)	(6,365)	(3,265)	(7,850)
Total	(83,240)	(225,214)	(62,042)	(157,888)
(*) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
		Consolidated
	2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Materials, third-party services, freight, rent and other related costs	(5,102)	(14,991)	(4,831)	(14,020)
Depreciation, depletion and amortization	(1,020)	(3,124)	(831)	(2,384)
Allowance for expected credit losses	(107)	(177)	37	71
Employee compensation	(129)	(361)	(141)	(373)
Total	(6,358)	(18,653)	(5,766)	(16,706)

5.3.	General and administrative expenses
		Consolidated
	2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Employee compensation	(1,171)	(3,267)	(1,364)	(3,390)
Materials, third-party services, rent and other related costs	(446)	(1,260)	(294)	(894)
Depreciation, depletion and amortization	(135)	(373)	(105)	(346)
Total	(1,752)	(4,900)	(1,763)	(4,630)

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

6.	Other income and expenses
		Consolidated
	2022	2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Unscheduled stoppages and pre-operating expenses	(2,390)	(6,862)	(1,792)	(5,281)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,377)	(4,169)	(1,416)	(2,797)
Pension and medical benefits – retirees (****)	(1,596)	(4,083)	(4,300)	(6,663)
Variable compensation program	(805)	(2,061)	(795)	(1,857)
Gains/(losses) with Commodities Derivatives	464	(627)	(70)	(294)
Operating expenses with thermoelectric power plants	(196)	(555)	(85)	(334)
Profit Sharing	(201)	(530)	(182)	(496)
Transfer of rights on concession agreements	−	−	1,518	1,579
Amounts recovered from Lava Jato investigation (**)	115	175	132	1,197
Tax recovery (*)	63	270	189	2,853
Fines imposed on suppliers	310	904	249	664
Government grants	650	1,687	139	158
Expenses/Reimbursements from E&P partnership operations	1,538	2,314	705	2,254
Early termination and cash outflows revision of lease agreements	826	2,848	632	1,846
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,550	5,850	613	1,235
Results from co-participation agreements in bid areas (***)	(50)	14,193	3,519	3,519
Others	188	(1,005)	129	(406)
Total	(911)	8,349	(815)	(2,823)
(*) In the nine-month period ended September 30, 2021, it includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.
(**) The total amount recovered from Lava Jato Investigation through December 31, 2021 was R$ 6,220, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(***) It mainly refers to the gain related to the Co-participation Agreement of Atapu and Sépia (see note 16.2).
(****) In 2022, includes the amount of R$ 352 referring to the payment of the contribution provided for in the Term of Financial Commitment Pre-70 for the administrative cost of the PPSP-R pre-70 and PPSP-NE pre-70 plans.

7.	Net finance income (expense)

		Consolidated
	2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Finance income	2,713	7,127	1,188	2,973
Income from investments and marketable securities (Government Bonds)	1,783	4,448	519	921
Others	930	2,679	669	2,052
Finance expenses	(4,157)	(12,817)	(6,237)	(22,721)
Interest on finance debt	(2,963)	(9,143)	(3,499)	(12,415)
Unwinding of discount on lease liabilities	(1,773)	(4,943)	(1,579)	(4,768)
Discount and premium on repurchase of debt securities	(54)	(592)	(1,309)	(5,813)
Capitalized borrowing costs	1,364	4,072	1,406	3,970
Unwinding of discount on the provision for decommissioning costs	(668)	(2,025)	(1,017)	(3,071)
Other finance expenses and income, net	(63)	(186)	(239)	(624)
Foreign exchange gains (losses) and indexation charges	(6,529)	(15,057)	(20,431)	(25,704)
Foreign Exchange (*)	(4,073)	278	(15,507)	(10,659)
Reclassification of hedge accounting to the Statement of Income (*)	(5,813)	(18,476)	(5,396)	(17,823)
Monetary restatement of anticipated dividends and dividends payable (***)	2,085	749	104	32
Recoverable taxes inflation indexation income (**)	155	382	79	2,587
Others	1,117	2,010	289	159
Total	(7,973)	(20,747)	(25,480)	(45,452)
(*) For more information, see notes 27.3a and 27.3c.
(**) In 2021, includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.
(***) In 2022, it refers to the income on the monetary restatement of paid anticipated dividends, in the amount of R$ 2,180 (R$ 105, in 2021), and to the expense on the indexation charges on dividends payable, in the amount of R$ 1,431 (R$ 73 in 2021).

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

8.	Net income by operating segment

Consolidated Statement of Income by operating segment – Jul-Sep/2022

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	101,391	154,035	21,747	657	(107,754)	170,076
Intersegments	99,712	2,773	5,262	7	(107,754)	−
Third parties	1,679	151,262	16,485	650	−	170,076
Cost of sales	(39,049)	(139,607)	(13,849)	(711)	109,976	(83,240)
Gross profit	62,342	14,428	7,898	(54)	2,222	86,836
Expenses	(2,316)	(3,519)	(3,078)	(3,463)	(19)	(12,395)
Selling	(36)	(2,297)	(3,989)	(17)	(19)	(6,358)
General and administrative	(34)	(253)	(78)	(1,387)	−	(1,752)
Exploration costs	(565)	−	−	−	−	(565)
Research and development	(828)	(8)	(7)	(141)	−	(984)
Other taxes	(47)	53	(83)	(412)	−	(489)
Impairment	(24)	(1,313)	1	−	−	(1,336)
Other income and expenses	(782)	299	1,078	(1,506)	−	(911)
Net income (loss) before financial results and income taxes	60,026	10,909	4,820	(3,517)	2,203	74,441
Net finance income (expenses)	−	−	−	(7,973)	−	(7,973)
Results in equity-accounted investments	237	(118)	62	(10)	−	171
Net Income (loss) before income taxes	60,263	10,791	4,882	(11,500)	2,203	66,639
Income taxes	(20,409)	(3,709)	(1,639)	6,103	(749)	(20,403)
Net income (loss) of the period	39,854	7,082	3,243	(5,397)	1,454	46,236
Attributable to:
Shareholders of Petrobras	39,860	7,082	3,148	(5,448)	1,454	46,096
Non-controlling interests	(6)	−	95	51	−	140
	39,854	7,082	3,243	(5,397)	1,454	46,236

Consolidated Statement of Income by operating segment – Jul-Sep/2021

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	76,472	107,188	18,014	476	(80,556)	121,594
Intersegments	74,710	2,290	3,384	172	(80,556)	−
Third parties	1,762	104,898	14,630	304	−	121,594
Cost of sales	(32,983)	(95,546)	(13,938)	(474)	80,899	(62,042)
Gross profit	43,489	11,642	4,076	2	343	59,552
Expenses	19,572	(5,396)	(4,043)	(4,719)	(29)	5,385
Selling	23	(2,172)	(3,572)	(16)	(29)	(5,766)
General and administrative	(269)	(190)	(99)	(1,205)	−	(1,763)
Exploration costs	(696)	−	−	−	−	(696)
Research and development	(596)	(8)	(12)	(176)	−	(792)
Other taxes	(406)	(196)	(273)	(266)	−	(1,141)
Impairment	16,901	(69)	(474)	−	−	16,358
Other income and expenses	4,615	(2,761)	387	(3,056)	−	(815)
Net income (loss) before financial results and income taxes	63,061	6,246	33	(4,717)	314	64,937
Net finance income (expenses)	−	−	−	(25,480)	−	(25,480)
Results in equity-accounted investments	151	1,343	60	(34)	−	1,520
Net Income (loss) before income taxes	63,212	7,589	93	(30,231)	314	40,977
Income taxes	(21,440)	(2,124)	(11)	13,929	(107)	(9,753)
Net income (loss) of the period	41,772	5,465	82	(16,302)	207	31,224
Attributable to:
Shareholders of Petrobras	41,778	5,465	20	(16,328)	207	31,142
Non-controlling interests	(6)	−	62	26	−	82
	41,772	5,465	82	(16,302)	207	31,224

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Sep/2022

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	311,999	439,940	57,792	2,058	(329,112)	482,677
Intersegments	306,890	7,480	14,723	19	(329,112)	−
Third parties	5,109	432,460	43,069	2,039	−	482,677
Cost of sales	(119,389)	(383,669)	(40,798)	(2,089)	320,731	(225,214)
Gross profit	192,610	56,271	16,994	(31)	(8,381)	257,463
Expenses	9,983	(10,463)	(11,702)	(10,710)	(60)	(22,952)
Selling	(65)	(6,703)	(11,778)	(47)	(60)	(18,653)
General and administrative	(163)	(657)	(247)	(3,833)	−	(4,900)
Exploration costs	(1,169)	−	−	−	−	(1,169)
Research and development	(2,676)	(31)	(24)	(414)	−	(3,145)
Other taxes	(240)	(76)	(177)	(762)	−	(1,255)
Impairment	(642)	(1,535)	4	(6)	−	(2,179)
Other income and expenses	14,938	(1,461)	520	(5,648)	−	8,349
Net income (loss) before financial results and income taxes	202,593	45,808	5,292	(10,741)	(8,441)	234,511
Net finance income (expenses)	−	−	−	(20,747)	−	(20,747)
Results in equity-accounted investments	776	823	354	(20)	−	1,933
Net Income (loss) before income taxes	203,369	46,631	5,646	(31,508)	(8,441)	215,697
Income taxes	(68,882)	(15,575)	(1,799)	13,192	2,870	(70,194)
Net income (loss) of the period	134,487	31,056	3,847	(18,316)	(5,571)	145,503
Attributable to:
Shareholders of Petrobras	134,504	31,056	3,483	(18,485)	(5,571)	144,987
Non-controlling interests	(17)	−	364	169	−	516
	134,487	31,056	3,847	(18,316)	(5,571)	145,503

Consolidated Statement of Income by operating segment – Jan-Sep/2021

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	211,864	284,257	44,061	1,929	(223,633)	318,478
Intersegments	207,677	5,349	9,755	852	(223,633)	−
Third parties	4,187	278,908	34,306	1,077	−	318,478
Cost of sales	(91,286)	(248,767)	(29,957)	(1,906)	214,028	(157,888)
Gross profit	120,578	35,490	14,104	23	(9,605)	160,590
Expenses	14,276	(10,334)	(11,645)	(8,103)	(86)	(15,892)
Selling	(4)	(6,146)	(10,410)	(60)	(86)	(16,706)
General and administrative	(597)	(574)	(275)	(3,184)	−	(4,630)
Exploration costs	(2,897)	−	−	−	−	(2,897)
Research and development	(1,631)	(28)	(101)	(446)	−	(2,206)
Other taxes	(616)	(543)	(530)	(294)	−	(1,983)
Impairment	16,329	(69)	(914)	7	−	15,353
Other income and expenses	3,692	(2,974)	585	(4,126)	−	(2,823)
Net income (loss) before financial results and income taxes	134,854	25,156	2,459	(8,080)	(9,691)	144,698
Net finance income (expenses)	−	−	−	(45,452)	−	(45,452)
Results in equity-accounted investments	451	4,695	450	2,248	−	7,844
Net Income (loss) before income taxes	135,305	29,851	2,909	(51,284)	(9,691)	107,090
Income taxes	(45,850)	(8,553)	(836)	20,395	3,295	(31,549)
Net income (loss) of the period	89,455	21,298	2,073	(30,889)	(6,396)	75,541
Attributable to:
Shareholders of Petrobras	89,473	21,298	1,752	(30,963)	(6,396)	75,164
Non-controlling interests	(18)	−	321	74	−	377
	89,455	21,298	2,073	(30,889)	(6,396)	75,541

The balance of depreciation, depletion and amortization by business segment is shown below:

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Jul-Sep/2022	13,435	3,029	667	12	17,143
Jul-Sep/2021	12,466	2,970	590	236	16,262

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Jan-Sep/2022	40,077	8,682	1,710	274	50,743
Jan-Sep/2021	35,639	8,737	1,743	701	46,820
9.	Trade and other receivables
9.1.	Trade and other receivables, net
	Consolidated
	09.30.2022	12.31.2021
Receivables from contracts with customers
Third parties	25,736	27,005
Related parties
Investees (note 28.5)	479	2,152
Subtotal	26,215	29,157
Other trade receivables
Third parties
Receivables from divestments (*)	5,114	14,951
Lease receivables	2,182	2,428
Other receivables	3,963	4,866
Related parties
Petroleum and alcohol accounts – receivables from Brazilian Government	3,094	2,822
Subtotal	14,353	25,067
Total trade receivables	40,568	54,224
Expected credit losses (ECL) – Third parties	(7,986)	(7,971)
Expected credit losses (ECL) – Related parties	(40)	(112)
Total trade receivables, net	32,542	46,141
Current	22,026	35,538
Non-current	10,516	10,603
(*) On September 30, 2022, refers mainly to the amount receivable for the divestment of Rio Ventura, Roncador, Baúna, Miranga, Maromba, Pampo and Enchova, Breitener and Cricaré.

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on September 30, 2022 totaled R$2,348 (R$ 6,445 as of December 31, 2021).

The balance of receivables from divestments decreased mainly due to the receipt of US$ 950 million (R$ 5,066), from the sale of interest in the exploration block BM-S-8 and the receipt of US$ 1 billion (R$ 5,549) from Nova Transportadora do Sudeste (NTS), referring to the last installment of the sale of 90% of Petrobras shares.

9.2.	Aging of trade and other receivables – third parties
		Consolidated
	09.30.2022		12.31.2021
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	27,701	(212)	39,392	(428)
Overdue:
Until 3 months	687	(196)	1,214	(144)
3 – 6 months	224	(148)	221	(36)
6 – 12 months	208	(199)	286	(164)
More than 12 months	8,175	(7,231)	8,137	(7,199)
Total	36,995	(7,986)	49,250	(7,971)

9.3.	Changes in provision for expected credit losses
	Consolidated
	2022 Jan-Sep	2021 Jan-Sep
Opening balance	8,083	8,293
Additions	505	266
Reversals	(334)	(342)
Write-offs	(103)	(213)
Transfers from assets held for sale	−	(42)
Cumulative translation adjustment	(125)	178
Closing balance	8,026	8,140
Current	1,164	842
Non-current	6,862	7,298

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

10.	Inventories
	Consolidated
	09.30.2022	12.31.2021
Crude oil	20,599	17,012
Oil products	20,071	13,922
Intermediate products	3,489	2,967
Natural gas and LNG (*)	3,190	1,946
Biofuels	145	106
Fertilizers	8	43
Total products	47,502	35,996
Materials, supplies and others	5,323	4,490
Total	52,825	40,486
(*) Liquefied Natural Gas

Consolidated inventories are presented net of losses for adjustment to their net realizable value, these adjustments being mainly due to fluctuations in international oil prices and their oil products and, they are recognized in the statement of income for the period as cost of sales. In the period from January to September 2022, there was a provision of R$34 (reversal of R$5 in the period from January to September 2021).

As of September 30, 2022, the company has a volume of oil and/or oil product inventories given as guarantee of the Term of Financial Commitments (TFC) related to the PPSP-R, PPSP R pre 70 and PPSP NR pre 70 Pension plans, signed in 2008 with Fundação Petrobras de Seguridade Social - Petros, in the estimated amount of R$5,573, already deducted from the equivalent volumes of the partial early settlement, carried out in February 2022, in compliance with the contractual condition of debt coverage with the TFCs.

11. Taxes 11.1. Income tax and social contribution Current taxes Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021
Taxes in Brazil
Income taxes	939	745	6,385	3,803	−	−
Income taxes – Tax settlement programs	−	−	253	241	1,604	1,676
	939	745	6,638	4,044	1,604	1,676
Taxes abroad	21	166	1,930	45	−	−
Total	960	911	8,568	4,089	1,604	1,676

Reconciliation between statutory tax rate and effective tax expense rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

		Consolidated
	2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Net income before income taxes	66,639	215,697	40,977	107,090
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(22,657)	(73,337)	(13,933)	(36,411)
Adjustments to arrive at the effective tax rate:
Interest on capital	1,894	3,789	−	-
Different jurisdictional tax rates for companies abroad	1,053	3,096	659	305
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(511)	(3,666)	(785)	(1,928)
Tax loss carryforwards (unrecognized tax losses)	(46)	(82)	542	424
Non-taxable income (non-deductible expenses), net (**)	128	447	100	1,391
Post-retirement benefit	(399)	(1,339)	(1,779)	(2,263)
Results of equity-accounted investments in Brazil and abroad	52	673	534	2,024
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	50	127	4,767	4,767
Others	33	98	142	142
Income tax expenses	(20,403)	(70,194)	(9,753)	(31,549)
Deferred income taxes	(1,222)	(11,493)	(620)	(21,247)
Current income taxes	(19,181)	(58,701)	(9,133)	(10,302)
Effective tax rate of income taxes	30.6%	32.5%	23.8%	29.5%
(*) Income tax and social contribution in Brazil referring to income earned in the years by investees abroad, according to provisions provided for in Law No. 12,973 / 2014.
(**) It includes provisions for legal proceedings and payment of an administrative contribution over the TFC Pre-70 for the administrative funding of the PPSP-R pre-70 and PPSP-NE pre-70 plans.

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

Deferred income taxes - non-current

The table below shows the composition and basis for realization of deferred tax assets and liabilities:

Nature	Basis for realization	09.30.2022	12.31.2021
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(3,160)	(7,601)
Property, plant and equipment - Impairment	Amortization, Write-off of Assets and Impairment Reversal	24,620	24,455
Property, plant and equipment – Depreciation, accelerated and linear x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(85,023)	(72,123)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	10,322	19,475
Leases	Appropriation of consideration	3,771	6,942
Provision for lawsuits	Payment and reversal of the provision	3,914	3,378
Tax losses	Compensation of 30% of taxable income	3,499	10,193
Inventories	Sale, Write-Off and Loss	1,444	1,271
Employee benefits, mainly pension plan	Payment and reversal of the provision	6,885	6,976
Others		929	3,548
Total		(32.799)	(3.486)
Deferred income taxes – assets		2,673	3,371
Deferred income taxes – liabilities (*)		(35,472)	(6,857)
(*) The balance of deferred tax liabilities increased in the period, mainly due to the offsetting of tax losses and negative basis of social contribution, use of the benefit of accelerated tax depreciation and the appreciation of the real against the dollar.

The table below shows the movement in the periods:

	Consolidated
	2022	2021
	Jan-Sep	Jan-Sep
Opening balance	(3,486)	32,509
Recognized in income of the period	(11,493)	(21,247)
Recognized in shareholders’ equity	(12,082)	(4,400)
Cummulative Translation Adjustment	(33)	11
Use of tax credits	(5,722)	(2,821)
Others	17	(45)
Final balance	(32,799)	4,007

11.2.	Taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021	09.30.2022	12.31.2021
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	5,003	3,712	2,174	2,114	2,297	5,554	−	−
Current / Deferred PIS and COFINS (**)	1,270	2,330	12,815	11,329	204	2,786	410	251
PIS and COFINS - Law 9,718/98	−	−	3,398	3,313	−	−	−	−
CIDE	5	31	−	−	13	235	−	−
Production taxes/Royalties	−		−	−	11,794	11,984	368	117
Withholding income taxes	−	−	−	−	330	481	−	−
Tax settlement programs	−	−	−	−	129	374	36	36
Others	201	272	1,422	1,393	615	781	421	392
Total in Brazil	6,479	6,345	19,809	18,149	15,382	22,195	1,235	796
Taxes abroad	324	255	62	48	113	130	−	−
Total	6,803	6,600	19,871	18,197	15,495	22,325	1,235	796
(*) Other non-current liabilities are classified as other liabilities.
(**) As of September 30, 2022, includes R$289 (R$576 as of December 31, 2021) in current assets, referring to the exclusion of VAT tax in the PIS and COFINS calculation basis.

PIS and COFINS Law 9,718/98

The company filed common actions against the Federal Government referring to the recovery of amounts paid as PIS/COFINS on financial income and active exchange variations, considering the unconstitutionality of §1 of art. 3 of Law 9,718/98, in the periods between February 1999 and January 2004.

All actions were upheld with a final and unappealable decision. Currently, two actions are in the precatory stage, with values as claimed by the company. Regarding the two remaining cases, both have favorable reports, and in one of them, the Union has already expressed its agreement.

As of September 30, 2022, the amount monetarily restated is R$3,398 (R$3,313 as of December 31, 2021).

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

12.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	09.30.2022	12.31.2021
Liabilities
Short-term employee benefits	7,895	7,197
Termination benefits	1,064	1,950
Post-retirement benefits	50,225	55,130
Total	59,184	64,277
Current	11,924	11,967
Non-current	47,260	52,310

12.1.       Short-term benefits

Short-term benefits are employee benefits (other than termination benefits) that are expected to be settled wholly before twelve months after the end of the reporting period in which the employees render the related service.

	Consolidated
	09.30.2022	12.31.2021
Variable compensation program – PPP	2,225	2,574
Accrued vacation and Christmas bonus	3,801	2,453
Salaries and related charges and other provisions	1,331	1,505
Profit sharing	538	665
Total	7,895	7,197
Current	7,749	7,178
Non-current (*)	146	19

(*) Refers to the balance of the deferral for 4 years of 40% of the PPP portion of the administrators and executive managers.

In the period from January to September, in relation to short-term benefits, the company recognized the following amounts in the income statement:

	Consolidated
	2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	(4,194)	(11,558)	(3,851)	(10,912)
Variable compensation program (*)	(805)	(2,061)	(791)	(1,853)
Profit sharing (*)	(201)	(530)	(182)	(496)
Manager compensations and charges	(28)	(54)	(18)	(51)
Total	(5,228)	(14,203)	(4,842)	(13,312)
(*) In 2022, includes amounts for reversal of the provision referring to 2021 programs.

12.1.1 Variable compensation program

Performance award program (PPP)

On September 17, 2021, the Board of Directors (CA) approved an adjustment to the criteria for granting the 2021 variable compensation program to employees. The PPP 2021 model presents to start the program, in addition to the net income for the year, the declaration and payment of remuneration to shareholders for the year in reference approved by the Board of Directors.

On December 15, 2021, the Board of Directors approved the PPP 2022 for employees. The criteria of the PPP 2021 model for activating the program were maintained to start the program.

From January to September 2022, the company:

i. paid R$2,442 (R$2,286 in the parent company) referring to the PPP 2021, considering compliance with the company's performance metrics and the individual performance of all employees; and

ii. provisioned R$2,088 (R$ 1,936 in the parent company) referring to the PPP 2022, recorded in other operating expenses.

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

Profit Sharing (PLR)

On December 29, 2020, the 17 labor unions representing employees of onshore bases signed the agreement for PLR 2021/2022, within the period determined by the Collective Bargaining Agreement (ACT). Among the maritime bases, three labor union entities signed the agreement within the deadline defined by the ACT.

The PLR 2021/2022 regulation, approved by the Secretariat for Coordination and Governance of State-owned Companies (Sest), of the Federal Government, covers employees who do not occupy remunerated functions and provides for individual limits according to the participants' remuneration. In order for the PLR to be activated in 2021 and 2022, in addition to the PLR agreement having been signed, the following triggers/requirements must be met: i) approval of the distribution of dividends by the Annual General Meeting (AGO); ii) calculation of net income in the reference year; and iii) achievement of the average percentage, weighted by weight, of the set of indicators' targets of at least 80%.

The maximum amount of PLR to be distributed is limited to 5% of Adjusted EBITDA, to 6.25% of net income and to 25% of dividends distributed to shareholders, in each year, whichever is lower.

From January to September 2022:

i. the company paid R$659 (R$593 in the parent company), referring to PLR 2021; and

ii. provisioned R$ 533 (R$ 483 in the parent company) referring to the 2022 PLR, recorded in other operating expenses.

12.2.       Termination benefits

These are those provided by the termination of the employment contract as a result of: i) the entity's decision to terminate the employee's employment relationship before the normal retirement date; or ii) employee's decision to accept an offer of benefits in exchange for termination of employment.

The company has voluntary termination programs (PDV), incentive retirement (PAI), specific termination programs for the corporate segment and for employees assigned to units in the process of divestment, which basically provide for the same legal and indemnity benefits.

Transpetro launched a new voluntary termination program for seafarers. Enrollment took place between May 4, 2022 and July 14, 2022 and the maximum deadline for termination of employees who join the program is December 3, 2022.

Considering the set of programs, there are 11,565 adhesions accumulated until September 30, 2022 (11,418 adhesions until December 31, 2021).

The change in the provision as of September 30, 2022 is shown below:

	Consolidated
	Jan-Sep 2022	Jan-Sep 2021
Opening Balance	1,950	4,678
Effects in the statement of income	33	(52)
Enrollments	36	160
Revision of provisions	(3)	(212)
Effect in cash and cash equivalents	(919)	(1,982)
Use due to termination	(919)	(1,982)
Saldo final	1,064	2,644
Current	441	1,706
Non Current	623	938

The recognition of the provision for expenses with the retirement programs occurs as the employees join.

The company deferred the payment of indemnities in two installments, the first at the time of termination, together with the legal severance payments, and the second, when applicable, 12 months after the payment of the first installment.

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

As of September 30, 2022, of the total provisioned, the amount of R$163 corresponds to the second installment of 565 terminated employees and the amount of R$901 corresponds to 1,666 employees enrolled in the voluntary termination programs scheduled to leave by September 2025.

12.3.       Post-employment benefits

The company maintains a health care plan for its employees in Brazil (active and retired) and their dependents and five other main post-retirement pension benefits (collectively referred to as “company pension plans”).

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated
	09.30.2022	12.31.2021
Liabilities
Health Care Plan AMS: Saúde Petrobras	26,001	25,029
Petros Pension Plan - Renegotiated (PPSP-R)	16,427	18,042
Petros Pension Plan - Non-renegotiated (PPSP-NR)	3,702	3,672
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	1,677	4,557
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	1,371	2,851
Petros 2 Pension Plan (PP-2)	1,047	918
Other plans	−	61
Total	50,225	55,130
Current	3,734	3,632
Non-current	46,491	51,498

Health Care Plan

The health care plan, named “Saúde Petrobras”, is managed by the Petrobras Health Association (APS), a non-profit civil association and includes prevention and health care programs.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses is established in the collective bargaining agreement (ACT), being 60% (sixty percent) by the company and 40% (forty percent) by the participants.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), which was established by Petrobras (Sponsor) as a nonprofit legal entity governed by private law with administrative and financial autonomy.

The net obligation with pension plans recorded by the company has a different recognition methodology than that applicable to pension funds, regulated by the Conselho Nacional de Previdência Complementar.

The main differences in accounting practices adopted in Brazil (CNPC and CVM) between the Pension Fund and the Sponsor for calculating the actuarial commitment on December 31, 2021 are shown below:

	PPSP-R (*)	PPSP-NR (*)
Accumulated deficit according to CNPC – Petros Foundation	7,746	776
Financial assumptions (interest rate and inflation)	(6,252)	(2,033)
Ordinary and extraordinary sponsor contributions	12,223	3,636
Changes in value of plan assets (**)	8,074	3,029
Others (calculation methodology, etc.)	808	1,115
Net actuarial liability according to CVM - Sponsor Company	22,599	6,523

(*) Includes the balance of the PPSP-R Pre-70 and PPSP-NR Pre-70 plans.

(**) Includes balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

On March 28, 2022, the Petros Deliberative Council approved the financial statements of the pension plans for the year ended on December 31, 2021, sponsored by the company.

12.3.1 Amounts in the financial statements related to defined benefit plans

Represents the company's obligation, net of collateral assets when applicable, discounted to present value and calculated annually by an independent actuary, in accordance with the methodology established in IAS 19/CPC 33 (R1) - Employee Benefits.

The movement of obligations with pension and health plans with a defined benefit feature is shown below:

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

	Consolidated

	Pension plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS - Saúde Petrobras		Total
Balance on December 31, 2021	22,599	6,523	918	25,029	61	55,130
Recognized in income – cost and expenses	1,774	561	125	2,355	−	4,815
Current service cost	37	5	51	405	−	498
Interest cost, net	1,737	556	74	1,950	−	4,317
Cash effects	(6,269)	(2,011)	−	(1,385)	(1)	(9,666)
Contributions paid	(1,032)	(337)	−	(1,385)	(1)	(2,755)
Payments related to term of financial commitment (TFC) (**)	(5,237)	(1,674)	−	−	−	(6,911)
Other changes	−	−	4	2	(60)	(54)
Balance of actuarial liability as of September 30, 2022	18,104	5,073	1,047	26,001	−	50,225
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70. (**) Includes the payment of part of the TFC principal made on February 25, 2022.

	Pension plans			Health Care	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS - Saúde Petrobras		Total
Balance on December 31, 2020	39,102	14,012	2,477	27,836	76	83,503
Recognized in income – cost and expenses	1,919	711	295	6,656	5	9,586
Costs incurred in the period	(5)	(1)	−	4,518	−	4,512
- Present value of the obligation	(3,672)	(168)	−	4,518	−	678
- Value of guarantor asset - transfer to equity in PP3	2,494	114	−	−	−	2,608
- Sponsor's contribution to PP3	1,173	53	−	−	−	1,226
Current service cost	52	3	157	670	−	882
Net interest cost	1,774	680	138	1,468	5	4,065
Interest on the obligations with contribution for the revision of the lump sum death benefit	98	29	−	−	−	127
Recognized in Equity - other comprehensive income	(6,885)	(1,769)	−	(6,034)	8	(14,680)
Remeasurement: (Gains) / Actuarial losses	(6,885)	(1,769)	−	(6,034)	8	(14,680)
Cash effects	(6,596)	(2,983)	−	(1,241)	(1)	(10,821)
Contributions paid (***)	(2,219)	(359)	−	(1,241)	(1)	(3,820)
Payments of obligations with contribution for the revision of the lump sum death benefit (**)	(1,797)	(536)	−	−	−	(2,333)
Payments related to term of financial commitment (TFC)	(2,580)	(2,088)	−	−	−	(4,668)
Other changes	−	−	−	−	(7)	(7)
Balance on September 30,2021	27,540	9,971	2,772	27,217	81	67,581
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

(**) On June 30, 2021, the Company prepaid the debt balance of R$2.25 billion.

(***) On September 30, the company made the contribution to the PP3 plan related to the participants who migrated from the PPSP-R and PPSP-NR plans.

The net expense with pension and health plans is presented below:

	Pension plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS - Saúde Petrobras		Total
Related to active employees (cost and expenses)	(135)	(22)	(71)	(856)	−	(1,084)
Related to retired employees (other income and expenses)	(1,639)	(539)	(54)	(1,499)	−	(3,731)
Expense in the statement of income - Jan-Sep/2022	(1,774)	(561)	(125)	(2,355)	−	(4,815)
Related to active employees (cost and expenses)	(218)	(37)	(238)	(2,425)	(5)	(2,923)
Related to retired employees (other income and expenses)	(1,603)	(645)	(57)	(4,231)	−	(6,536)
Obligations with contribution for the revision of the lump sum death benefit	(98)	(29)	−	−	−	(127)
Expense in the statement of income - Jan-Sep/2021	(1,919)	(711)	(295)	(6,656)	(5)	(9,586)
(*) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

	Pension plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS - Saúde Petrobras		Total
Related to active employees (cost and expenses)	(44)	(7)	(24)	(286)	−	(361)
Related to retired employees (other income and expenses)	(547)	(180)	(18)	(499)	−	(1,244)
Expense in the statement of income – Jul-Sep/2022	(591)	(187)	(42)	(785)	−	(1,605)
Related to active employees (cost and expenses)	(71)	(14)	(79)	(1,683)	(5)	(1,852)
Related to retired employees (other income and expenses)	(509)	(226)	(19)	(3,549)	3	(4,300)
Expense in the statement of income - Jul-Sep/2021	(580)	(240)	(98)	(5,232)	(2)	(6,152)
(*) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70

12.3.2. Contributions

In the period from January to September 2022, the company contributed a total of R$9,666 to the defined benefit plans, which reduced the balance of obligations, as shown in Note 12.3.1. Of this amount, it includes the payment of the TFC, in the amount of R$ 6,911.

Additionally, there was a contribution of R$ 692 (R$ 618 for the period from January to September 2021) to the defined contribution portion of the PP2 plan and R$ 6bb of the PP3 plan, which were recognized in costs and income for the year.

The collection of contributions to the PP3 plan began in August 2021.

13.	Provisions for legal proceedings

13.1 Provisions for legal proceedings, judicial deposits and contingent liabilities

The company sets up provisions in judicial, administrative and arbitration proceedings in an amount sufficient to cover losses considered probable and for which a reliable estimate can be made. The main actions refer to:

•	Labor lawsuits, highlighting: (i) various labor claims; (ii) individual actions to review the methodology for calculating the Minimum Remuneration by Level and Regime (RMNR); and (iii) third-party claims.
•	Tax proceedings, including: (i) non-approval of federal tax offsets; (ii) fines for non-compliance with ancillary obligations; and (iii) non-payment of fuel CIDE on propane and butane imports.
•	Civil proceedings, in particular: (i) claims involving contracts; (ii) collection of royalties and production taxes; and (iii) fines imposed by the ANP, especially those related to production measurement systems..
•	Environmental lawsuits, in particular: (i) fines related to the environmental accident that occurred in 2000 in the State of Paraná; (ii) fines related to the company's offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar/SP State Park.

Provisions for legal proceedings are set out as follows:

	Consolidated
Non-current liabilities	09.30.2022	12.31.2021
Labor claims	4,024	3,995
Tax claims	2,105	1,705
Civil claims	6,136	4,581
Environmental claims	1,356	982
Total	13,621	11,263
	Consolidated
	2022 Jan-Sep	2021 Jan-Sep
Opening Balance	11,263	11,427
Additions, net of reversals	2,827	2,173
Use of provision	(1,822)	(2,041)
Accruals and charges	1,351	384
Others	2	47
Closing balance	13,621	11,990

In the preparation of the interim financial information for the period ended on September 30, 2022, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to September 2022, the increase in liabilities arises mainly from changes in the following cases: (i) R$1,924 in the provision for civil litigation involving contractual matters; (ii) R$397 in the provision for fines for non-compliance with ancillary obligations, offset by (iii) a reduction of R$478 as a result of an agreement reached in arbitration to collect royalties on shale extraction.

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

13.2 Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2022	12.31.2021
Tax	38,699	32,310
Labor	4,665	4,443
Civil	9,987	7,113
Environmental	575	566
Others	391	426
Total	54,317	44,858

	Consolidated
	2022 Jan-Sep	2021 Jan-Sep
Opening Balance	44,858	37,838
Additions	6,741	4,385
Use	(503)	(359)
Accruals and charges	3,257	811
Others	(36)	16
Closing balance	54,317	42,691

In the period from January to September 2022, the company made judicial deposits in the amount of R$6,741, highlighting: (i) R$2,196 referring to the unification of Campos (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (ii) R$ 1,009 referring to income tax and social contribution tax for not adding the income of subsidiaries and affiliates domiciled abroad to the parent company's income tax and social contribution tax calculation basis; (iii) R$1,123 referring to the levy of CIDE and PIS/COFINS related to the chartering of platforms; and (iv) R$ 523 referring to income tax and social contribution tax in the deduction of expenses with Petros.

13.3 Contingent liabilities

As of September 30, 2022, the contingent liabilities plus interest and monetary restatement, estimated for legal proceedings, whose probability of loss is considered possible, are presented in the following table:

	Consolidated
Nature	09.30.2022	12.31.2021
Tax	155,705	138,312
Labor	41,735	40,022
Civil – General	35,565	31,921
Civil – Environmental	7,187	6,652
Total	240,192	216,907

The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (Corporate Income Tax and Social Contribution); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (iv) collection and crediting of ICMS VAT tax by several states; (v) collection of social security contributions over payments of bonuses, and (vi) collection of custom duties and fines related to imports under the Repetro regime in the Frade consortium.
•	Labor matters comprising collective actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
•	Civil lawsuits, highlighting: (i) administrative and legal proceedings that discuss differences in special participations and royalties in different fields; (ii) fines from regulatory agencies; and (iii) claims involving contracts;
•	Environmental matters with emphasis on indemnities and reparations for environmental damages and fines related to the company's operation.

In the period from January to September 2022, the increase in contingent liabilities arises mainly from: (i) R$ 12,113 referring to the tax assessment notice for the collection, by joint liability, of customs taxes and fines arising from the importation of goods under the regime of Repetro, for use in the Frade consortium; (ii) R$3,790 referring to administrative and judicial proceedings that discuss difference in special participation and royalties in different fields, including unification of fields; (iii) R$ 2,239 referring to the levy of CIDE and PIS/COFINS related to the chartering of platforms; (iv) R$1,670 referring to litigation for non-approval of federal tax offsets; (v) R$1,540 referring to lawsuits involving ICMS tax collection on imports in operations with liquefied petroleum gas derived from natural gas; (vi) R$1,376 referring to class actions that require a review of the methodology for calculating the Minimum Remuneration by Level and Regime (RMNR); and (vii) R$1,531 referring to civil litigation involving contractual matters. These effects were partially offset mainly by: (viii) R$5,978 for the transfer to remote loss related to the collection of ISS on services in maritime waters; and (ix) R$1,529 for the write-off due to the execution of an agreement and review of amounts in actions on the state monopoly of piped gas services.

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

13.4 RMNR - Minimum Remuneration by Level and Work Regime

There are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR), with the objective of revising its calculation criteria.

The RMNR consists of a guaranteed minimum remuneration for employees, based on salary level, working conditions and geographic location. This compensation policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and approved at employee meetings, being questioned only three years after its implementation.

In 2018, the Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals against its decision. However, the Federal Supreme Court (STF) suspended the effects of the decision rendered by the TST and determined the national suspension of the ongoing processes related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the Reporting Justice granted the Extraordinary Appeal filed in one of the proceedings to reestablish the judgment that dismissed the copyright requests, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the labor unions, reversing the decision of the TST.

In February 2022, the judgment of the grievances filed by the plaintiff and several amici curiae began. The judgment is currently underway in the First Panel of the Federal Supreme Court, with 3 votes in favor of the company, confirming that the prevailing understanding is in the sense of recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions. Considering that the last minister to speak up requested a view, the trial was suspended pending the presentation of the vote by Minister Vistor.

As of September 30, 2022, there are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR) reflected in the company's interim financial information, R$812 of which classified as probable loss, recognized in liabilities as a provision for lawsuits and administrative expenses, and R$34,545 classified as possible loss. During the period from July to September 2022, due to specific formal aspects of the process in question, one of these lawsuits with possible loss was extinguished, as it became final in favor of Petrobras.

13.5 Class action and related proceedings

On May 26, 2021, the District Court of Rotterdam ruled that the class action against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers must proceed and that the arbitration clause in Petrobras' Bylaws does not prevent the company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation. However, investors who have already initiated arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action. The collective action moved to the phase of discussion of the merits issues.

In the Argentine arbitration, in which Petrobras is held liable for an alleged loss of market value of Petrobras shares in Argentina, due to the unfolding of Operation Lava Jato, the appeal filed by Consumidores Financieros Asociación Civil para su Defensa (" Association”) has not yet been tried by the Argentine Supreme Court.

As for the criminal action in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the decision court that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court take some steps to certify whether the company could be considered criminally immune in Argentina for subsequent reassessment of the matter. Petrobras appealed against this decision, but the higher courts upheld the decision of the Court of Appeals, so the immunity must be reconsidered by the first instance. The Court of Appeal recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration before the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Cassation on September 15, 2022, recognizing the Association the right to represent financial consumers. Petrobras presented other procedural defenses, which are still subject to consideration by the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

Regarding the other criminal action, for alleged non-compliance with the obligation to publish as a “material fact” in the Argentine market that there was a class action brought by Consumers Financieros Asociación Civil para su Defensa before the Commercial Court, there were no relevant events in the period from January to September 2022.

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover the losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' liability for the alleged losses, but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a trial hearing and the consideration of the defenses by the company. In the same decision, whose impacts are recognized in the company's financial statements, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, which is why an appeal was filed with the Federal Court of Appeals for the District of Columbia.

13.6 Arbitrations in Brazil

In the period from January to September 2022, there were no events that changed the assessment and information about arbitrations in Brazil.

13.7 Legal proceedings - Compulsory Loan - Eletrobras

During the period from January to September 2022, there were no events that modified the evaluation of this process.

13.8 Lawsuits brought by Natural Gas Distributors and others

During the period from January to September 2022, Petrobras obtained, in the Superior Court of Justice, the suspension of the preliminary decision obtained by CEGÁS, which granted the extension of its gas supply agreement for 6 months. With the loss of effectiveness of the aforementioned preliminary decision due to the passage of time, the suspension previously granted became unnecessary, being extinguished. In another decision, the injunction that had been obtained by the State of Santa Catarina and that had extended, until April 2022, the price of the gas supply agreement that was terminated on December 31, 2021, was revoked in a sentence handed down on December 29, June 2022. Regarding the lawsuit filed by the State of Minas Gerais, a request was accepted to grant a suspensive effect to the appeal filed by Petrobras in view of the preliminary decision.

In October 2022, agreements were signed with CEGÁS and SCGÁS, with the objective of putting an end to existing disputes and pacifying controversial issues in relation to the price of natural gas supplied, based on the current economic conditions of the natural gas market.

The commercialization of gas by Petrobras, in the states of Espírito Santo, Rio de Janeiro and Sergipe, has been taking place under the terms of the injunctions granted.

14.	Provision for decommissioning costs

The following table details the amount of the decommissioning provision by production area:

	Consolidated
	09.30.2022	12.31.2021
Onshore	2,612	4,868
Shallow Waters	19,944	20,825
Deep and ultra-deep post-salt	43,715	46,989
Pre-salt	14,231	14,478
Total	80,502	87,160
	Consolidated
	2022 Jan-Sep	2021 Jan-Sep
Opening balance	87,160	97,595
Adjustment to provision	201	38
Transfers related to liabilities held for sale (*)	(5,473)	(2,866)
Payments made	(3,231)	(2,798)
Interest accrued	1,853	2,940
Others	(8)	19
Total	80,502	94,928

(*) In the period from January to September 2022, refers to transfers related to: Golfinho and Camarupim poles (R$ 507), in Espírito Santo; Albacora Leste Field (R$ 1,841), in Rio de Janeiro; North Pole Capixaba (R$ 165), in Espírito Santo; and Polo Potiguar (R$ 2,960), in Rio Grande do Norte, as per explanatory note 22. In 2021, refer to the following transfers: Polo Alagoas (R$ 808); Papa-Terra Field (R$ 773); Peroá Complex (R$ 595); Polo Miranga (R$ 530); and Búzios field (R$ 160).

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

15.	Property, plant and equipment
15.1	By class of assets
	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at December 31, 2021	13,302	296,471	94,430	200,046	95,157	699,406	717,355
Accumulated cost	22,770	547,365	144,831	345,470	147,222	1,207,658	1,154,481
Accumulated depreciation and impairment (****)	(9,468)	(250,894)	(50,401)	(145,424)	(52,065)	(508,252)	(437,126)
Additions	−	3,354	25,367	242	28,150	57,113	62,439
Additions to / review of estimates of decommissioning costs	−	−	−	54	−	54	−
Capitalized borrowing costs	−	−	4,037	−	−	4,037	3,995
Signing bonus transfer (*****)	−	−	−	6,008	−	6,008	6,008
Write-offs	(13)	(3,772)	(4,947)	(3,010)	(7,279)	(19,021)	(18,727)
Transfers (******)	416	19,361	(34,339)	15,234	−	672	452
Transfers to assets held for sale	(70)	(9,900)	(1,740)	(7,155)	(135)	(19,000)	(18,435)
Depreciation, amortization and depletion	(335)	(18,270)	−	(20,175)	(17,131)	(55,911)	(58,252)
Impairment recognition (note 17)	−	(265)	(1,404)	(212)	−	(1,881)	(1,841)
Impairment reversal (note 17)	−	62	9	57	−	128	127
Cumulative translation adjustment	(4)	1	(496)	(36)	(3)	(538)	−
Balance at September 30, 2022	13,296	287,042	80,917	191,053	98,759	671,067	693,121
Accumulated cost	22,638	544,943	131,203	341,891	151,128	1,191,803	1,145,440
Accumulated depreciation and impairment (****)	(9,342)	(257,901)	(50,286)	(150,838)	(52,369)	(520,736)	(452,319)

	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Accumulated cost	28,322	557,080	143,142	316,486	123,578	1,168,608	1,120,987
Accumulated depreciation and impairment (****)	(12,510)	(252,140)	(62,887)	(154,528)	(41,109)	(523,174)	(450,899)
Additions	2	5,274	22,940	7	27,943	56,166	59,514
Additions to / review of estimates of decommissioning costs	0	0	0	1	0	1	0
Capitalized borrowing costs	0	0	3,954	0	0	3,954	3,908
Business combination	(1)	0	0	0	0	(1)	0
Transfer from signature bonus (*****)	0	0	0	61,375	0	61,375	61,375
Write-offs	(2)	(3,362)	(1,941)	(8,667)	(669)	(14,641)	(14,649)
Transfers (******)	(50)	2,755	(16,036)	13,623	11	303	(386)
Transfers to assets held for sale	(8)	(8,476)	(3,023)	(3,288)	8	(14,787)	(15,356)
Depreciation, amortization and depletion	(413)	(16,670)	0	(16,733)	(16,825)	(50,641)	(54,451)
Impairment recognition	0	(1,007)	(1)	(46)	0	(1,054)	(1,053)
Impairment reversal	0	7,240	537	9,415	169	17,361	17,209
Cumulative translation adjustment	(2)	57	270	73	0	398	0
Balance at September 30, 2021	15,338	290,751	86,955	217,718	93,106	703,868	726,199
Accumulated cost	23,358	542,618	147,029	370,916	142,750	1,226,671	1,177,110
Accumulated depreciation and impairment (****)	(8,020)	(251,867)	(60,074)	(153,198)	(49,644)	(522,803)	(450,911)

(*) Comprised of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operating, storage and production facilities, including subsea equipment for the production and flow of oil and gas depreciated using the units of production method.

(**) The balances by business segment are presented in Note 21.

(***) Comprises exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proved reserves and other expenses directly linked to exploration and production, except production platforms (oil and gas producing fields).

(****) In the case of land and assets under construction, it refers only to impairment losses.

(*****) Transfer from Intangible assets referring to the Atapu, Sépia and Itapu fields in 2022 (referrind to Buzios field in 2021).

(******) Mainly includes transfers between types of assets and transfers of advances to suppliers.

The useful lives of assets depreciated using the straight-line method are shown below:

Asset	Weighted average lifespan in years
Buildings and improvements	40 (25 to 50)
Equipment and other assets	20 (3 to 31) – except assets according to the units of production method
Rights of Use	8 (2 to 47)

The rights-of-use comprise the following underlying assets:

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
09.30.2022
Accumulated cost	67,098	74,657	9,373	151,128	163,781
Accumulated depreciation and impairment	(18,053)	(31,538)	(2,778)	(52,369)	(54,946)
Total	49,045	43,119	6,595	98,759	108,835
12.31.2021
Accumulated cost	74,562	62,875	9,785	147,222	160,538
Accumulated depreciation and impairment	(19,652)	(29,410)	(3,003)	(52,065)	(54,117)
Total	54,910	33,465	6,782	95,157	106,421

15.2 Production Individualization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships linked to these consortia. These agreements will result in equalizations payable or receivable of expenses and production volumes related to the Atapu, Berbigão, Sururu, Albacora Leste, Tartaruga Verde and others.

The following table shows the movement of amounts payable related to AIPs submitted for approval by the ANP, classified in the trade payables account, reflecting the best available estimate of the assumptions used in the evaluation of the calculation basis and the sharing of relevant assets in areas to be equalized:

	Consolidated
	2022 Jan-Sep	2021 Jan-Sep
Initial balance	2,033	1,925
Additions/(write-offs) in Property, Plant and Equipment	(132)	(419)
Other operating (income) expenses	48	190
Final balance	1,949	1,696

15.3 Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The weighted average rate of financial charges used to determine the amount of borrowing costs without a specific destination, to be capitalized as an integral part of assets under construction, was 6.62% p.a. in the period from January to September 2022 (6.24% p.a. in the period from January to September 2021).

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

16	Intangible assets

16.1	By class of assets
	Consolidated				Parent Company
	Rights and Concessions (*)	Software	Goodwill	Total	Total
Balance at December 31, 2021	15,037	1,719	123	16,879	16,682
Accumulated Cost	15,312	7,373	123	22,808	21,769
Accumulated amortization and impairment	(275)	(5,654)	−	(5,929)	(5,087)
Addition	4,265	664	−	4,929	4,889
Capitalized borrowing costs	−	35	−	35	35
Write-offs	(56)	(5)	−	(61)	(5)
Transfers	(48)	(3)	−	(51)	(58)
Transfer from signature bônus (**)	(6,008)	−	−	(6,008)	(6,008)
Amortization	(14)	(273)	−	(287)	(271)
Impairment accrual	−	(6)	−	(6)	−
Cumulative translation adjustment	(8)	−	−	(8)	−
Balance at September 30, 2022	13,168	2,131	123	15,422	15,264
Accumulated Cost	13,454	8,044	123	21,621	20,615
Accumulated amortization and impairment	(286)	(5,913)	−	(6,199)	(5,351)
Estimated useful life in years	(***)	5	Indefinite

	Consolidated				Parent Company
	Rights and Concessions (*)	Software	Goodwill	Total	Total
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Accumulated Cost	76,925	6,467	125	83,517	82,110
Accumulated amortization and impairment	(461)	(5,378)	−	(5,839)	(4,852)
Addition	19	514	−	533	485
Addition – signature bonus	520	−	−	520	520
Capitalized borrowing costs	−	16	−	16	16
Write-offs	(51)	(5)	−	(56)	(44)
Transfers	(495)	18	−	(477)	(195)
Transfer from signature bônus (**)	(61,375)	−	−	(61,375)	(61,375)
Amortization	(24)	(217)	−	(241)	(220)
Cumulative translation adjustment	3	−	−	3	−
Balance at September 30, 2021	15,061	1,415	125	16,601	16,445
Accumulated Cost	15,332	7,017	125	22,474	21,490
Accumulated amortization and impairment	(271)	(5,602)	−	(5,873)	(5,045)
Weighted average useful life in years	(***)	5	Indefinite

(*) Comprised mainly of signature bonuses, paid in concession contracts for oil or natural gas exploration and production sharing, in addition to public service concessions, trademarks and patents and others.

(**) Transfer to Property, Plant and Equipment referring to the Atapu, Sépia and Itapu fields in 2022 (referrind to Buzios field in 2021).

(***) Comprised mainly of assets with an indefinite useful life, whose valuation is reviewed annually to determine whether it remains justifiable.

16.2	Surpluses from Transfer of Rights

Búzios

The expenses incurred by Petrobras in the ordinary operations of the auctioned area for the benefit of the consortium, carried out prior to the start of the Buzios Coparticipation Agreement, and not included in the total amount of compensation, in the updated amount of R$ 319, were reimbursed to Petrobras by the partners CNODC Brasil Petróleo e Gás Ltda (CNODC) and CNOOC Petroleum Brasil Ltda (CPBL) in February 2022.

Additionally, on March 4, 2022, Petrobras signed an agreement with its partner CPBL for the transfer of 5% of its interest in the Production Sharing Agreement for the Excess Volume of the Assignment Agreement for the Búzios field, in the pre-salt layer of Santos basin. The agreement results from the share purchase option exercised by CPBL on September 29, 2021.

The amount to be received in cash by Petrobras at the closing of the transaction is US$ 2,120 million, referring to the compensation and reimbursement of the signature bonus for the additional participation of CPBL, subject to the usual adjustments in this type of contract between the base date and the closing date and compliance with conditions precedent, such as authorization by the Administrative Council for Economic Defense (CADE), recommendation for approval of the Assignment by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) and approval by the Ministry of Mines and Energy ( MME).

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

After the completion of the transaction, Petrobras will hold an 85% interest in the Production Sharing Agreement for the Excess Volume of the Assignment Agreement for the Búzios field, CPBL will hold a 10% interest and CNODC, 5%. The total interest in this Búzios Co-participation Agreement, including the installments of the Assignment Agreement and the BS-500 Concession Agreement (100% of Petrobras) will be 88.99% of Petrobras, 7.34% of CPBL and 3,67% of CNODC.

As of September 30, 2022, the assets and liabilities related to the agreement to transfer 5% of the interest are classified as held for sale.

Atapu and Sepia

On April 27, 2022, Petrobras entered into the Production Sharing Agreement for the Surplus Volumes of the Assignment of Atapu in partnership with Shell Brasil Petróleo Ltda (Shell - 25%) and TotalEnergies EP Brasil Ltda. (TotalEnergies - 22.5%), and the Production Sharing Agreement for the Surplus Volumes of the Sepia Assignment, in consortium with the companies TotalEnergies (28%), Petronas Petróleo Brasil Ltda. (Petronas - 21%) and QP Brasil Ltda. (QP - 21%). These agreements are linked to the 2nd bidding round for the Surplus of the Transfer of Rights in the Production Sharing regime, which took place on December 17, 2021.

The Co-participation Agreements (Agreements) and the Addendums to the Agreement for the Individualization of Atapu and Sepia Production (AIPs), necessary to manage the coincident deposits contained in the area of the Assignment Agreement and in the area of the Production Sharing Agreement of the Surplus Transfer of Rights, were also concluded on April 27, 2022.

The compensations owed to Petrobras for Atapu and Sépia, which includes a preliminary estimate of the gross up of the taxes levied, under the terms of Ordinance No. 08 of April 19, 2021 from the MME, were paid by the partners on April 13, 26 and 27, 2022, amounting to R$9,960 in the Atapu compensation and R$14,552 in the Sépia compensation.

The Agreements came into force on May 2, 2022, after the attestation by Pré-Sal Petróleo S.A (PPSA) as to the contractors' compliance with the payment of compensation, as established in Ordinance No. 519 of May 21, 2021.

On the effective date of the Agreements, the property, plant and equipment and intangible assets associated with the Atapu and Sépia fields were partially written off, in exchange for financial compensation, resulting in a transaction similar to a sale.

The company calculated the amount of R$ 650, of which R$ 300 for Atapu and R$ 350 for Sépia, resulting from the difference between the preliminary estimate and the final calculation of the gross up of taxes levied on the net income generated by the transfer of ownership of the Petrobras assets for the Production Sharing regime, as provided for in Ordinance No. 08, mentioned above. This amount was received by Petrobras in July 2022 from Atapu and Sépia partners.

The consolidated result of the operation, presented in other operating income, was R$14,188, of which R$5,038 from Atapu and R$ 9,150 from Sepia.

The signature bonus corresponding to the company's participation in the Production Sharing Agreement (Surplus Volumes of the Transfer of Rights) in Sépia was R$ 2,141 and, in Atapu, in the amount of R$ 2,101.

Since it was a special auction, related to the surplus production of fields with technical and commercial feasibility already defined, the value of the signature bonus paid in the first quarter of 2022 (R$ 4,242) was recognized in property, plant and equipment after the start of the Agreement.

17	Impairment
		Consolidated
		2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Recognition of (loss) / reversal
Property, plant and equipment	(1,337)	(1,753)	16,900	16,306
Intangible	−	(6)	−	−
Property, plant and equipment and Intangible	(1,337)	(1,759)	16,900	16,306
Assets held for sale	1	(420)	(542)	(953)
	(1,336)	(2,179)	16,358	15,353
Investments	12	(45)	(45)	1,903
Net effect in the statement of income	(1,324)	(2,224)	16,313	17,256
Recognition of loss	(1,338)	(2,443)	(604)	(2,316)
Loss reversal	14	219	16,917	19,572

The company assesses the recoverability of assets annually or when there is an indication of devaluation. In the period from January to September 2022, net losses due to devaluation in Property, Plant and Equipment for Assets Held for Sale in the amount of R$ 2,179 were recognized in the statement of income, mainly due to the following reasons:

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

•	Postponement of the start of operations of the Natural Gas Processing Unit (UPGN) of the Gaslub Pole in Itaboraí due to the termination of the contract with the company responsible for the works, which impacted the projection of revenues of the CGU Utilidades Itaboraí, resulting in the recognition of devaluation losses in this CGU, in the amount of R$1,313, considering the discount rate in constant currency of 5.40% p.a.;
•	Permanent stoppage of the P-35 platform in the Marlim field, which led to the exclusion of this asset from the CGU Polo Norte and classification as an isolated asset, with the recognition of losses due to devaluation in the amount of R$ 262;
•	Approval of the sale of the Golfinho Complex, which comprises the fields of Golfinho, an oil producer, and Canapu, a producer of non-associated gas, and the exploratory block BM-ES-23. As a result of this operation, the company assessed the recoverability of the book value of the assets of the Complex, considering the fair value net of selling expenses, which resulted in the recognition of impairment losses in the amount of R$258;
•	Approval of the sale of the Northeast Lubricants and Petroleum Derivatives Refinery (LUBNOR), in the state of Ceará, which led to its exclusion from RTM CGU and classification as an isolated asset. As a result of this operation, the company assessed the recoverability of the book value of the refinery, considering the fair value net of selling expenses, which resulted in the recognition of impairment losses in the amount of R$ 222.

In the period from January to September 2021, net reversals due to devaluation in the amount of R$ 15,353 were recognized in income for the period, mainly due to:

•	Change in the short-term Brent assumption, with an assessment of the recoverability of the book value of production field assets, resulting in a reversal of losses due to devaluation in the amount of R$ 17,209, mainly in the Roncador CGUs (R$ 4,539); North Pole (R$3,772) and Berbigão-Sururu Pole (R$2,049);
•	Relocation of equipment from platforms P-72 and P-73 to producing fields in the Santos Basin. As a result, considering the expectation of future cash generation, it recognized reversal of devaluation losses in the amount of R$151;
•	Permanent stoppage of platforms P-33 and P-26 in the Marlim field, which led to the exclusion of these assets from the CGU Polo Norte and classification as isolated assets, with the recognition of losses due to devaluation in the amount of R$ 1,031;
•	Approval of the sale of the company Breitener Energética S.A., in the state of Amazonas, resulting in the recognition of a loss in the amount of R$473; and
•	Approval of the sale of the Arembepe, Muryci and Bahia 1 Thermoelectric Power Plants, located in Camaçari, in the state of Bahia. As a result of this transaction, the company assessed the recoverability of the book value of the Thermoelectric Power Plants, considering the fair value net of selling expenses, which resulted in the recognition of impairment losses in the amount of R$441.
17.1	Investment in an associate with shares traded on stock exchanges (Petrobras Distribuidora S.A. - BR)

On August 26, 2020, the Board of Directors of Petrobras approved the process of divestment of its entire interest in Petrobras Distribuidora. On June 30, 2021, the Board of Directors approved the price per common share issued by Petrobras Distribuidora S.A., in the amount of R$ 26.00, within the scope of the public offering of secondary distribution of Shares held by Petrobras, resulting in an amount of sale of R$11,264, net of transaction costs.

The assessment of the recoverability of the investment based on the cash flow from the sale resulted in the recognition of reversals of net impairment losses, in the period from January to September 2021, in the amount of R$ 2,019. The operation was completed in July 2021.

18	Exploration and evaluation of oil and gas reserves

Changes in capitalized costs related to exploratory wells and the balances of amounts paid for obtaining rights and concessions for oil and natural gas exploration, both directly related to exploratory activities in unproved reserves, are presented in the following table:

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	2022 Jan-Sep	2021 Jan-Sep
Property plant and equipment
Opening Balance	11,127	15,716
Additions	1,278	1,558
Write-offs	(70)	(860)
Transfers	(437)	(792)
Cumulative translation adjustment	35	27
Closing Balance	11,933	15,649
Intangible Assets	12,556	14,399
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	24,489	30,048
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash flows used related to oil and gas exploration and evaluation activities are set out in the following table:

		Consolidated
	2022		2021
Exploration costs recognized in the statement of income	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Geological and geophysical expenses	(553)	(1,234)	(525)	(1,354)
Exploration expenditures written off (includes dry wells and signature bonuses)	(177)	(632)	(142)	(1,178)
Contractual penalties	168	704	(28)	(261)
Other exploration expenses	(3)	(7)	(1)	(104)
	(565)	(1,169)	(696)	(2,897)

Cash used in:
Operating activities	556	1,241	526	1,458
Investment activities	642	5,489	1,066	2,381
	1,198	6,730	1,592	3,839

Term of Conduct Adjustment with ANP

In the period from January to September 2022, Petrobras approved the execution, with the ANP, of a Term of Conduct Adjustment (TCA) to offset local content fines related to:

• 22 concessions in which Petrobras has a 100% interest, located in the Barreirinhas, Campos, Espírito Santo, Parecis, Potiguar, Recôncavo, Santos, Sergipe-Alagoas and Solimões basins;

• 5 concessions in which Petrobras operates in partnership with other concessionaires, located in the Espírito Santo, Mucuri, Pernambuco-Paraíba and Potiguar basins.

The TCA provides for the conversion of fines into investment commitments in Exploration and Production with local content. Under the terms of the agreement, Petrobras is committed to investing approximately R$1,011 in local content by December 31, 2026. As a result, all administrative proceedings related to the collection of fines arising from non-compliance with local content in these concessions will be closed. The administrative proceedings ended up to September 30, 2022 resulted in a reversion of the liability of R$682.

19	Collateral for crude oil exploration concession agreements

Petrobras has granted collateral to the National Agency of Petroleum, Natural Gas and Biofuels - ANP in the total amount of R$ 11,729 for the Minimum Exploratory Programs established in the concession agreements for petroleum exploration areas, which are in force and net of commitments undertaken. Of this amount, R$8,597 corresponds to the pledge of crude oil from previously identified fields that are already in the production phase and R$3,132 refers to bank guarantees.

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

20	Investments
20.1	Changes in investment (Parent Company)
	Controlled companies	Joint operations	Jointly controlled companies	Associates (*)	Total
Balance at December 31, 2021	264,102	180	109	5,434	269,825
Investments	9	−	80	−	89
Transfers to held for sale	(9)	−	−	(282)	(291)
Restructuring, capital decrease and others	(1,251)	2	−	5	(1,244)
Results in equity-accounted investments (**)	17,498	66	114	767	18,445
Cumulative translation adjustments	(7,869)	−	−	(267)	(8,136)
Other comprehensive income	192	−	3	636	831
Dividends	(1,692)	(82)	(116)	(509)	(2,399)
Balance at September 30, 2022	270,980	166	190	5,784	277,120

	Controlled companies	Joint operations	Jointly controlled companies	Associates (*)	Total
Balance at December 31, 2020	228,777	164	237	12,697	241,875
Investments	314	−	34	−	348
Transfers to held for sale	(2,081)	−	(90)	(11,318)	(13,489)
Restructuring, capital decrease and others	735	−	−	(926)	(191)
Results in equity-accounted investments (**)	9,739	60	46	7,081	16,926
Cumulative translation adjustments	11,603	−	14	393	12,010
Other comprehensive income	506	−	(6)	166	666
Dividends	(1,326)	(31)	(105)	(812)	(2,274)
Balance at September 30, 2021	248,267	193	130	7,281	255,871
(*) Includes Braskem and other investments
(**) In the income statement, it includes income from companies classified as held for sale in the amount of R$62, creditor effect, as of September 30, 2022 (R$441, creditor effect on September 30, 2021).

20.2	Changes in investment (Consolidated)
	Jointly controlled companies	Associates (*)	Total
Balance at December 31, 2021	2,839	5,588	8,427
Investments	80	40	120
Transfers to held for sale	−	(282)	(282)
Restructuring, capital decrease and others	(6)	(69)	(75)
Results in equity-accounted investments	1,119	814	1,933
Cumulative translation adjustments	(59)	(270)	(329)
Other comprehensive income	3	636	639
Dividends	(887)	(505)	(1,392)
Balance at September 30, 2022	3,089	5,952	9,041

	Jointly controlled companies	Associates (*)	Total
Balance at December 31, 2020	4,232	12,778	17,010
Investments	35	44	79
Transfers to held for sale	(1,773)	(11,318)	(13,091)
Restructuring, capital decrease and others	(1)	(919)	(920)
Results in equity-accounted investments	795	7,049	7,844
Cumulative translation adjustments	131	398	529
Other comprehensive income	(6)	166	160
Dividends	(549)	(815)	(1,364)
Balance at September 30, 2021	2,864	7,383	10,247
(*) Includes Braskem and other investments.

21	Assets by operating segment

The segmented information reflects the evaluation structure of senior management in relation to performance and the allocation of resources to the business.

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

Consolidated assets by operating segment - 09.30.2022
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	45,211	94,689	19,688	51,231	(51,492)	159,327
Non-current assets	574,834	121,077	40,281	52,054	1	788,247
Long-term receivables	33,526	15,124	3,240	40,826	1	92,717
Investments	2,160	5,815	893	173	−	9,041
Property, plant and equipment	526,147	99,567	35,763	9,590	−	671,067
Operating assets	471,372	85,864	25,152	7,762	−	590,150
Under construction	54,775	13,703	10,611	1,828	−	80,917
Intangible assets	13,001	571	385	1,465	−	15,422
Total Assets	620,045	215,766	59,969	103,285	(51,491)	947,574

Consolidated assets by operating segment - 12.31.2021
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	33,672	70,822	21,418	73,995	(31,660)	168,247
Non-current assets	597,740	121,076	37,669	48,220	(1)	804,704
Long-term receivables	28,136	12,342	1,795	37,720	(1)	79,992
Investments	2,194	5,412	662	159	−	8,427
Property, plant and equipment	552,654	102,788	34,829	9,135	−	699,406
Operating assets	486,676	89,770	20,868	7,662	−	604,976
Under construction	65,978	13,018	13,961	1,473	−	94,430
Intangible assets	14,756	534	383	1,206	−	16,879
Total Assets	631,412	191,898	59,087	122,215	(31,661)	972,951

22	Disposal of assets and other changes in organizational structure

The Company has an active partnership and divestment portfolio, which takes into account opportunities for disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company.

The divestment projects and strategic partnerships follow the procedures aligned with the guidelines of the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the current legislation.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Consolidated
	09.30.2022					12.31.2021
	E&P	RT&M	Gas & Power	Corporate and other segments	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	−	−	−	−	72
Trade receivables	−	−	−	−	−	175
Inventories	−	620	−	−	620	408
Investments	1	2	−	−	3	1,599
Property, plant and equipment	27,198	829	−	21	28,048	11,023
Others	−	13	−	−	13	618
Total	27,199	1,464	−	21	28,684	13,895
Liabilities on assets classified as held for sale
Trade Payables	−	−	−	−	−	9
Finance debt	−	−	−	723	723	5
Provision for decommissioning costs	8,240	−	−	−	8,240	4,646
Others	−	−	−	−	−	180
Total	8,240	−	−	723	8,963	4,840

22.1           Transactions pending closing at September 30, 2022

In operations carried out in previous periods, the main assets and liabilities classified as held for sale include: (i) total interest in the Papa-Terra production field; (ii) onshore fields in Sergipe; (iii) REMAN Refinery; (iv) Shale Industrialization Unit - SIX; and (v) additional interest of 5% related to Surpluses from Assignment of Rights - Búzios (explanatory note 16.2 – Intangible assets).

Regarding the divestment in the Isaac Sabbá Refinery (REMAN), on August 30, 2022, the Administrative Council for Economic Defense (CADE) approved the sale transaction to Ream Participações S.A., through the execution of the Concentration Control Agreement - CCA. The completion of the transaction is still subject to the other conditions precedent set out in the purchase and sale agreement signed in August 2021.

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

On October 1, 2022, the assets and associated logistics of the REMAN Refinery and the Shale Industrialization Unit - SIX were transferred to Refinaria de Manaus S.A. and Paraná Xisto S.A., respectively, starting the operational phase of the respective companies.

Additionally, in the period from January to September 2022, new contracts were signed and, together with the operations carried out in previous periods, comprise the assets and liabilities held for sale on September 30, 2022. The new contracts are shown below:

Transaction	Acquirer	Date of approval / signing	Transaction amount (*)	Further information
Sale of the entire interest in a set of 22 concessions for onshore and shallow water production fields, together with their processing, refining, logistics, storage, transport and outflow of oil and natural gas, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called Pole Potiguar.	3R Potiguar SA, subsidiary of 3R Petroleum Óleo e Gás AS	January 2022	US$ 1,385 million	a
Sale of the total interest in a set of four concessions of onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly called Polo Norte Capixaba.	Seacrest Petróleo SPE Norte Capixaba Ltda., a wholly owned subsidiary of Seacrest Exploração e Produção de Petróleo Ltda.	February 2022	US$ 478 million	b
Sale of the entire interest in the Albacora Leste concession, located predominantly in deep waters in the Campos Basin.	Petro Rio Jaguar Petróleo Ltda. (PetroRio), subsidiary of Petro Rio S.A.	April 2022	US$ 1,951 million	c
Sale of the Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) refinery and associated logistics assets, located in the state of Ceará.	Grepar Participações Ltda.	May 2022	US$ 34 million	d
Sale of the entire interest in the sets of maritime concessions called Polo Golfinho and Polo Camarupim, in deep post-salt waters, located in the Espírito Santo Basin.	BW Energy Maromba do Brasil Ltda (BWE)	June 2022	US$15 million	e
(*) Transaction value that does not include contingent assets, when contractually provided..

It is important to mention that the transaction values do not consider the adjustments due until the closing of the transaction, which are subject to the fulfillment of certain conditions precedent, such as approvals by the ANP and CADE.

a) Sale of assets of the Potiguar Pole and Natural Gas Production Unit of Alagoas

The conditions and terms of receipt will be as follows: (a) US$ 110 million received on the date of execution of the purchase and sale agreement; (b) US$1.04 billion upon closing of the transaction and (c) US$235 million to be paid in 4 annual installments of US$58.75 million, beginning in March 2024.

b) Sale of assets in the Capixaba North Pole

The conditions and terms of receipt will be as follows: (a) US$ 35.85 million received on the date of execution of the agreement; (b) US$442.15 million at the closing of the transaction and (c) up to US$66 million in contingent payments provided for in contracts, depending on future Brent quotations.

c) Sale of Albacora Leste

Receipt conditions and terms: (a) US$ 292.7 million received on the date of execution of the agreement; (b) US$ 1.66 billion at the closing of the transaction; and (c) up to US$250 million in contingent payments, depending on future Brent prices.

d) Sale of LUBNOR

Receipt Terms and Conditions: (a) US$3.4 million received on signature date; (b) US$9.6 million to be paid upon closing of the transaction; and (c) US$21 million in deferred payments.

e) Sale of interest in Golfinho and Camarupim Poles

Receipt conditions and terms: (a) US$ 3 million received on the signature date, (b) US$ 12 million to be paid at the closing of the transaction; and (c) up to US$60 million in contingent payments, depending on future Brent prices and asset development.

22.2           Completed operations

The main asset sales operations are presented below:

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (*) (**)	Value of closure in other currencies (***)	Gain (loss) (****)	Further infor-mation
Sale of the Company's entire interest in a set of seven onshore and shallow water fields called Alagoas group of fields, and of Alagoas Natural Gas Processing Unit, in the state of Alagoas.	Petromais Global Exploração e Produção S.A. (renamed Origem Energia S.A.)	July 2021 (S) February 2022 (C)	1,567	US$ 300 million	1,741	a
Sale of the Company's entire interest in 14 onshore production fields (Recôncavo group of fields), in the state of Bahia	3R Candeias S.A, wholly owned subsidiary of 3R Petroleum Óleo e Gás S.A.	December 2020 (S) May 2022 (C)	1,298	US$ 256 million	1,066	b
Sale of the Company's entire interest (27.88%) in Deten Química S.A (Deten), a petrochemical plant located in the industrial hub of Camaçari, in the state of Bahia.	Cepsa Química S.A.	April 2022 (S) July 2022 (C)	551		269	c
Sale of the Company’s entire interest (51%) in Petrobras Gas S.A (Gaspetro)	Compass Gas e Energia S.A.	July 2021 (S) July 2022 (C)	2,098		930	d

Sale of the Company’s entire interest in Peroá group of fields, in the state of Espírito Santo	DBO Energia and OP Energia, currently 3R Offshore	January 2021 (S) August 2022 (C)	68	US$ 13 million	125	e

Sale of the Company's entire interest in Fazenda Belém and Icapuí onshore fields , named Fazenda Belém group of fields, located in the Potiguar Basin, in the state of Ceará	SPE Fazenda Belém S.A., wholly owned company of 3R Petroleum e Participações S.A.	August 2020 (S) August 2022 (C)	125	US$ 23 million	204	f
			5,707		4,335
(*) Amount agreed upon signing the transaction, plus closing price adjustment, when provided for in the contract.
(**) The amount of “Receipts for the sale of assets (Divestments) in the Statement of Cash Flows” is mainly composed of amounts from the Divestment Program: partial receipt of operations this year, installments of operations from previous years and advances related to unfinished operations.
(***) Contractual value and price adjustments of operations traded in a currency other than the Brazilian real.
(****) Recognized in "Income from disposals, write-off of assets and result on remeasurement of equity interests" - explanatory note 6 - Other (expenses) net operating income.

The operations were concluded after the fulfillment of conditions precedent.

a) Sale of Polo Alagoas assets

The transaction was concluded with the receipt of US$ 60 million on the date of execution of the purchase and sale agreement and US$ 240 million at the closing of the transaction.

b) Sale of Polo Recôncavo assets

The transaction was concluded with the receipt of US$ 10 million on the date the purchase and sale agreement was signed and US$ 246 million on the closing date of the transaction.

c) Sale of Deten

The transaction was concluded with the receipt of R$29 on the date of execution of the purchase and sale agreement and R$514 at the closing of the transaction, which reflects the purchase price adjusted as a result of monetary restatement, dividends received and deduction of the value of the deposit received upon execution of the share purchase and sale agreement. Additionally, R$ 8 was received in September 2022, referring to the receipt of earn outs (tax credits) negotiated in the agreement.

d) Sale of Gaspetro

The transaction was completed with full settlement on the closing date.

e) Sale of E&P assets in Espírito Santo (Peroá Pole)

The operation was concluded with the cash payment of US$ 8 million, already with the adjustments provided for in the agreement. The amount received is added to the amount of US$ 5 million received upon signing the purchase and sale agreement. In addition to these amounts, Petrobras expects to receive up to US$ 43 million in contingent payments, depending on future Brent prices and asset development.

f) Sale of onshore fields in Ceará (Polo Fazenda Belém)

The transaction was concluded with the cash receipt of US$ 5 million, already with the adjustments provided for in the agreement. The amount is added to the amount of US$ 9 million received on the date of execution of the purchase and sale agreement.

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

In addition to these amounts, the company will still receive the remaining balance in August 2023, which will be corrected based on contractual conditions.

22.3           Price adjustments – Transactions completed in previous years

a) Sale of RLAM

On November 30, 2021, Petrobras finalized the sale of its entire interest in Refinaria de Mataripe S.A., the company that owns Refinaria Landulpho Alves (RLAM) to the company MC Brazil Downstream Participações S.A. As part of the negotiation, which provided for a final adjustment of the acquisition price, Petrobras recognized in January 2022 the amount of R$368 (US$68 million) in other operating income.

22.4           Contingent assets on asset sales

Some asset sales provide for receipts subject to contractual clauses, especially related to the Brent variation in sales related to E&P assets.

The divestments that may generate gain recognition, recorded in other operating income, are presented below:

Sales	Divestment closing date	At closing of the agreement US$ million	Asset recognized in the period from January to September 2022		Active recognized in previous periods US$ million
			US$ million	R$
Sales in previous years
Riacho da Forquilha Pole	Dec/2019	62	18	94	−
Pampo and Enchova Poles	Jul/2020	650	125	621	36
Baúna Field	Nov/2020	285	95	502	17
Frade Field	Feb/2021	20	−	−	−
Ventura Pole	Jul2021	43	−	−	43
Miranga Pole	Dec/2021	85	33	164	15
Cricaré Pole	Dec/2021	118	20	104	−
		−	−	−

Sale in the current fiscal year
Peroá Pole	Aug/2022	43	−	−	−

Total			291	1,485	111

22.5           Other Operations

On March 23, 2022, the process of closing the company Participações em Complexos Bioenergéticos S.A. was concluded. - PCBios, in which Petrobras held 50%. The dissolution and liquidation of PCBios were approved at the company's Extraordinary General Meeting. There were no effects on the statement of income.

On August 18, 2022, Petrobras completed the purchase of Edison S.p.A. (50%) in the company Ibiritermo S.A., for the amount of R$ 2.5, becoming 100% of the company's capital. The transaction was classified as a business combination, with recognition of a bargain purchase gain of R$9.

22.6           Cash flows from the sale of interest with loss of control

The sales of equity interest that resulted in loss of control and the cash flows arising from these transactions are presented below:

	Received amount	Cash and cash equivalents of controlled companies with loss of control	Net cash flow
Jan-Sep/2022
Gaspetro	2,098	(112)	1,986
			−
Jan-Sep/2021
PUDSA	334	(81)	253

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

23	Finance debt
23.1	Balance by type of finance debt
	Consolidated
	09.30.2022	12.31.2021
Banking Market	6,587	6,904
Capital Market	13,572	13,975
Development banks (*)	3,900	4,291
Others	25	39
Total in Brazil	24,084	25,209
Banking Market	51,337	47,573
Capital Market	77,263	108,968
Export Credit Agency	13,258	16,468
Others	876	1,006
Total abroad	142,734	174,015
Total finance debt	166,818	199,224
Current	17,873	20,316
Noncurrent	148,945	178,908

(*) Includes BNDES, FINAME, and FINEP.

The amount classified in current liabilities is composed of:

	Consolidated
	09.30.2022	12.31.2021
Short-term debt	649	602
Current portion of long-term debt	14,862	17,093
Accrued interest on short and long-term debt	2,362	2,621
Total	17,873	20,316

The capital market balance is mainly composed of R$74,246 in global notes, issued abroad by PGF, R$9,618 in debentures and R$3,022 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2024 and 2115 and do not require collateral. Such financing was carried out in dollars, euros and pounds, being 88%, 2% and 10%, of the total global notes, respectively.

The debentures and commercial notes, due between 2024 and 2034 do not require real guarantees and are not convertible into shares or equity interests.

As of September 30, 2022, there were no defaults, breaches of covenants (breaches) or adverse changes in clauses that resulted in changes in the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2021.

23.2	Changes
	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2021	25,209	174,015	199,224
Proceeds from financing	3,000	10,322	13,322
Repayment of principal (*)	(4,771)	(32,933)	(37,704)
Repayment of interest (*)	(1,347)	(5,890)	(7,237)
Charges incurred in the period (**)	1,514	7,152	8,666
Monetary and exchange variations	479	(3,135)	(2,656)
Cumulative translation adjustment	−	(6,797)	(6,797)
Balance at September 30, 2022	24,084	142,734	166,818

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2020	46,009	234,029	280,038
Proceeds from financing	−	8,921	8,921
Repayment of principal (*)	(22,004)	(79,083)	(101,087)
Repayment of interest (*)	(1,299)	(8,553)	(9,852)
Charges incurred in the period (**)	1,288	10,518	11,806
Monetary and exchange variations	930	499	1,429
Cumulative translation adjustment	−	8,458	8,458
Balance at September 30, 2021	24,924	174,789	199,713
(*) Includes prepaymments.
(**)Includes appropriations of goodwill, discounts and associated transaction costs.

In the period from January to September 2022, the company settled several loans and financing, in the amount of R$46,754, highlighting the repurchase of R$24,767 of securities in the international capital market.

In the period from January to September 2022, the company raised R$13,322, mainly: (i) R$6,676 through a credit line with sustainability commitments (Sustainability-Linked Loan) in the international banking market, maturing in 2027, and (ii) R$3,000 through the issuance of commercial notes in the domestic capital market maturing in 2030 and 2032.

23.3	Reconciliation with cash flows from financing activities
			2022			2021
			Jan-Sep			Jan-Sep
	Proceeds from financing	Repayment of principal	Repayment of interest	Proceeds from financing	Repayment of principal	Repayment of interest
Changes in financing	13,322	(37,704)	(7,237)	8,921	(101,087)	(9,852)
Debt reestructuring	−	(592)	−	−	(5,813)	−
Related deposits (*)	−	(959)	(262)	−	(1,499)	(290)

Cash flows from financing activities	13,322	(39,255)	(7,499)	8,921	(108,399)	(10,142)

(*)Amounts deposited for payment of obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.

23.4	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2022	2023	2024	2025	2026	2027 onwards	Total (*)	Fair value

Financing in U.S. Dollars (US$)(*):	7,188	14,266	17,492	13,888	8,271	69,886	130,991	127,835
Floating rate debt (**)	6,089	13,829	14,471	10,455	6,182	12,921	63,947
Fixed rate debt	1,099	437	3,021	3,433	2,089	56,965	67,044
Average interest rate (p.a)	4.5%	6.6%	6.5%	6.2%	6.4%	6.6%	6.4%
Financing in Brazilian Reais (R$):	808	2,524	3,514	1,170	2,288	13,780	24,084	23,306
Floating rate debt(***)	133	1,483	1,468	725	725	5,766	10,300
Fixed rate debt	675	1,041	2,046	445	1,563	8,014	13,784
Average interest rate (p.a)	5.5%	6.9%	6.8%	6.4%	6.2%	6.6%	6.4%
Financing in Euro (€):	−	128	63	1,433	−	2,873	4,497	4,270
Fixed rate debt	−	128	63	1,433	−	2,873	4,497
Average interest rate (p.a)	-	4.7%	4.7%	4.7%	0.0%	4.7%	4.7%
Financing in Pound Sterling (£):	140	117	−	−	2,770	4,219	7,246	6,317
Fixed rate debt	140	117	−	−	2,770	4,219	7,246
Average interest rate (p.a)	6.0%	6.2%	−	−	6.2%	6.4%	6.3%
Total on September 30, 2022	8,136	17,035	21,069	16,491	13,329	90,758	166,818	161,728
Average interest rate (p.a)	4.7%	6.6%	6.4%	6.2%	6.3%	6.6%	6.4%	−
Total on December 31, 2021	20,315	16,591	22,253	19,247	15,809	105,009	199,224	211,453
Average interest rate (p.a)	5.2%	5.3%	5.5%	5.6%	5.9%	6.5%	6.2%	−

(*)The average maturity of outstanding debt as of September 30, 2022 is 12.04 years (13.39 years as of December 31, 2021). (**) Operation

(**) Operations with variable index plus fixed spread.

(***) Operations with variable index plus fixed spread, as applicable.

As of September 30, 2022, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 69,013 (R$ 115,906, on December 31, 2021); and

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 92,715 (R$ 95,547, on December 31, 2021).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2022	2023	2024	2025	2026	2027 onwards	09.30.2022	12.31.2021
Principal	6,103	16,689	21,571	16,954	13,785	95,398	170,500	204,007
Interest	2,491	10,028	8,980	7,465	6,679	101,319	136,962	170,524
Total (*)	8,594	26,717	30,551	24,419	20,464	196,717	307,462	374,531
(*)The nominal flow of leases is found in note 24. .

23.5	Lines of credit
				09.30.2022
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (*)	Syndicate of banks	03/27/2019	02/27/2024	3,250	−	3,250
Total				8,250	-	8,250
In Brazil
Petrobras	Banco do Brasil	03/23/2018	09/26/2026	2,000	−	2,000
Petrobras	Bradesco	06/01/2018	05/31/2023	2,000	−	2,000
Petrobras	Banco do Brasil	10/04/2018	09/05/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	−	6,329
(*) In April 2021, PGT extended part of the Revolving Credit Facility. As such, $2,050 million will be available for withdrawal from February 28, 2024 through February 27, 2026.

24	Lease liabilities

Changes in lease agreements recognized as liabilities are shown below:

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2021	25,695	102,899	128,594
Remeasurement/New agreements	9,529	8,492	18,021
Payment of principal and interest	(6,207)	(14,370)	(20,577)
Charges incurred in the period	1,315	3,768	5,083
Monetary and Exchange variation	(346)	(3,385)	(3,731)
Cumulative translation adjustments	−	(106)	(106)
Transfers	−	(699)	(699)
Balance at September 30, 2022	29,986	96,599	126,585
Current			28,855
No Current			97,730

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2020	22,556	89,954	112,510
Remeasurement /Novos contratos	2,930	22,444	25,374
Payment of principal and interest	(6,182)	(17,141)	(23,323)
Charges incurred in the period	928	3,896	4,824
Monetary and Exchange variation	539	4,350	4,889
Cumulative translation adjustments	−	125	125
Transfers	105	(93)	12
Balance at September 30, 2021	20,876	103,535	124,411
Current			30,951
No Current			93,460

As of September 30, 2022, the value of the lease liability of Petrobras Holding is R$134,936 (R$138,237 as of December 31, 2021), including leases and subleases with investee companies, mainly vessels with PNBV and Transpetro.

The nominal flow (not discounted) without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Maturity in	2022	2023	2024	2025	2026	2027 onwards	Total
Nominal value on September 30,, 2022	8,377	27,619	22,269	16,480	12,175	85,709	172,629
Nominal value on December 31, 2021	31,077	22,011	16,895	12,885	11,004	81,520	175,392

In certain contracts, during the lease term, there are payments that vary due to changes in facts or circumstances that occurred after the commencement date, in addition to the passage of time. Such payments are not included in the measurement of lease obligations. In the period from January to September 2022, these amounts were R$4,417 and represented 21% in relation to fixed payments (R$3,229 and represented 14% in relation to fixed payments in the period from January to September 2021).

In the period from January to September 2022, the company recognized leasing expenses in the amount of R$ 558 (R$ 392 in the period from January to September 2021), referring to contracts with a term of less than one year.

As of September 30, 2022, the nominal value of lease agreements that had not yet been initiated, due to the related assets being under construction or not having been made available for use, represent the amount of R$ 416,605 (R$ 443,967 in 31 December 2021). The reduction basically corresponds to the appreciation of the Real against the U.S Dollar.

The sensitivity analysis of financial instruments subject to exchange variation is presented in Note 27.3.

25	Equity
25.1	Share capital

As of September 30, 2022 and December 31, 2021, the subscribed and paid-in capital in the amount of R$205,432 is represented by 13,044,496,930 shares, of which 7,442,454,142 are common shares and 5,602,042,788 are preferred shares, all registered, book-entry shares with no par value.

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

There are shares held by Petrobras that are held in treasury, represented by 295,669 shares, of which 222,760 are common shares and 72,909 are preferred shares.

25.2	Remuneration to shareholders

Dividends for the year 2021

On April 13, 2022, the Annual Shareholders' Meeting approved dividends for fiscal year 2021, in the amount of R$101,395, corresponding to R$7.773202 per outstanding preferred and common share. This amount includes the anticipation of shareholder remuneration, monetarily restated by the Selic rate variation from the date of payment to December 31, 2021, in the amount of R$64,075, and the complementary dividend of R$37,320 that, on December 31, 2021, was highlighted in shareholders’ equity as a proposed additional dividend.

Complementary dividends of R$37,320 were reclassified from shareholders' equity to liabilities on the date of approval of the Annual Shareholders' Meeting and payment approved for May 16, 2022 in the amount of R$ 38,745, equivalent to R$2.9702487 per outstanding preferred and common share, with the adjustment by the Selic rate variation from December 31, 2021 until the payment date, in the amount of R$ 1,425.

Anticipation of dividends for the year 2022

The Board of Directors approved, from January to September 2022, advance payments to shareholders in the amount of R$136,279, equivalent to R$10.447493 per outstanding preferred and common share, using the retention reserve of profits (intermediate) and based on the result for the first half of 2022 (interim), as shown in the following table:

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

	Date of approval	Date of record	Amount per Share	Amount
1st intermediate dividends	05.05.2022	05.23.2022	0.576736	7,523
2nd intermediate dividends	07.28.2022	08.11.2022	2.822813	36,820
Total intermediate dividends by use of a portion of profit retention reserve			3.399549	44,343

1st interim dividends	05.05.2022	05.23.2022	2.708577	35,331
1st interim interest on capital	05.05.2022	05.23.2022	0.430177	5,612
2nd interim dividends	07.28.2022	08.11.2022	3.482049	45,421
2nd interim interest on capital	07.28.2022	08.11.2022	0.427141	5,572
Total interim dividends based on the net income of Jan-Jun/2022			7.047944	91,936

Total approved anticipations of dividends as of September 30, 2022			10.447493	136,279

Monetary restatement on paid anticipations			0.167109	2,180

Total anticipations of dividends monetarily restated			10.614602	138,459

The anticipation of remuneration to shareholders in the amount of R$136,279 was paid as follows:

•	R$48,466, with the shareholding position on May 23, 2022, paid in June and July 2022, in two equal installments of R$24,233 (R$1.857745 per outstanding preferred and common shares); and
•	R$ 87,813, with the shareholding position on August 11, 2022, paid in August and September 2022, in two installments of R$ 43,907 (first installment of R$ 3.366002 outstanding preferred and common shares and second installment of R$3.366001 per outstanding preferred and common shares).

These advances were monetarily restated by Selic, from the payment date to September 30, 2022, in the amount of R$ 2,180, as provided for in the Bylaws, and will be deducted from the remuneration that will be distributed to shareholders at the end of the 2022 fiscal year. The total anticipated, including monetary restatement, reached R$138,459 (R$10.614602 per outstanding preferred and common share).

Interest on capital in advance for the year 2022 resulted in an income tax and social contribution tax credit of R$3,802. The withholding income tax of 15% was levied on interest, except for immune and exempt shareholders, as established in Law No. 9,249/95.

25.3	Earnings per share
		Consolidated and Parent Company
	2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Basic and diluted denominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Net income of the period
Common	26,300	82,721	17,768	42,884
Preferred	19,796	62,266	13,374	32,280
	46,096	144,987	31,142	75,164

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261	13,044,201,261	13,044,201,261

Basic and diluted earnings per share (R$ per share)
Common	3.54	11.12	2.39	5.76
Preferred	3.54	11.12	2.39	5.76

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

The diluted share result is calculated by adjusting the income and the weighted average number of shares taking into account the conversion of all potential shares with a dilutive effect (equity instruments or contracts capable of resulting in the issuance of shares ).

The basic and diluted results show the same value per share as Petrobras does not have potential shares.

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

26	Fair value of financial assets and liabilities
	Consolidated Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,543	−	−	3,543
Commodity derivatives	84	24	−	108
Foreign currency derivatives	−	1	−	1
Interest rate derivatives	−	49	−	49
Balance at September 30, 2022	3,627	74	−	3,701
Balance at December 31, 2021	3,630	128	−	3,758

Liabilities
Foreign currency derivatives	−	(2,594)	−	(2,594)
Commodity derivatives	−	(15)	−	(15)
Balance at September 30, 2022	−	(2,609)	−	(2,609)
Balance at December 31, 2021	(6)	(1,519)	−	(1,525)

The estimated fair value for the company's financing, calculated at current market rates, is set out in note 23.

Certain receivables are classified as fair value through profit or loss, as presented in note 9.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

27	Risk management
27.1	Derivative financial instruments

The following tables present a summary of the positions held by the company as of September 30, 2022, recognized as other current assets and liabilities, in addition to the amounts recognized in income, other comprehensive income for the period and guarantees given as collateral by nature of the operations:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	09.30.2022	12.31.2021	09.30.2022	12.31.2021
Derivatives not designated for hedge accounting
Future contracts - total (*)	(2,395)	(1,308)	84	(6)
Long position/Crude oil and oil products	6,781	1,380	−	−	2022
Short position/Crude oil and oil products	(9,176)	(2,688)	−	−	2022
Swap (**)
Long put/ Soybean oil (**)	3	−	(3)	−	2022
Long put/ Soybean oil (**)	(7)	(11)	6	(2)	2022
Options
Long put/ Soybean oil (**)	11	−	18	−	2022
Long put/ Soybean oil (**)	(21)	−	(12)	−	2022
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (***)	US$ 5	−	1	−	2022
Short position/Foreign currency forwards (BRL/USD) (***)	US$ 26	US$ 15	(8)	1	2022
Swap
Foreign currency / Cross-currency Swap (***)	GBP 583	GBP 583	(756)	127	2026
Foreign currency / Cross-currency Swap (***)	GBP 442	GBP 442	(1,281)	(277)	2034
Swap – IPCA	3,008	3,008	49	(6)	2029/2034
Foreign currency / Cross-currency Swap (***)	US$ 729	US$ 729	(549)	(1,234)	2024/2029
Total recognized in the Statement of Financial Position			(2,451)	(1,397)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands of tons (PBIO operations).
(***) Amounts in US$ and GBP are presented in million.

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

	Gains/ (losses) recognized in the statement of income
		2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Commodity derivatives
Other commodity derivative transactions - 27.2 (a)	464	(627)	(70)	(294)
Recognized in Other Income and Expenses	464	(627)	(70)	(294)
Currency derivatives
Swap Pounds Sterling x Dollar - 27.3 (b)	(1,214)	(1,994)	(481)	(482)
NDF – Pounds Sterling x Dollar - 27.3 (b)	−	−	−	45
Swap CDI x Dollar - 27.3 (b)	125	891	(293)	4
Others	(2)	(4)	1	3
	(1,091)	(1,107)	(773)	(430)
Interest rate derivatives
Swap - CDI X IPCA	(48)	(145)	(143)	(201)
	(48)	(145)	(143)	(201)
Cash flow hedge on exports – 27.3 (a)	(5,813)	(18,476)	(5,396)	(17,823)
Recognized in Net finance income (expense)	(6,952)	(19,728)	(6,312)	(18,454)
Total	(6,488)	(20,355)	(6,382)	(18,748)
	Gains/ (losses) recognized in other comprehensive income in the period
	Jul-Sep	2022 Jan-Sep	Jul-Sep	2021 Jan-Sep
Cash flow hedge on exports – 27.3 (a)	(4,629)	35,535	(20,332)	4,288

	Guarantees given (received) as collateral
	09.30.2022	12.31.2021
Commodity derivatives	443	86
Currency derivatives	2,255	150
	2,698	236

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2022 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario	Possible Scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future and Swap contracts	Crude oil and oil products - price changes	−	(787)	(1,575)
Future and Swap contracts	Soy oil - price changes	3	2	1
Options	Soy oil - price changes	6	29	70
NDF	Exchange rate – Depreciation of the Real compared to USD	(7)	9	11
		2	(747)	(1,493)

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

The probable scenario uses references external to the Company, widely used in the pricing of cargo in the oil, oil products and natural gas market, which take into account the closing price of the asset on September 30, 2022, and therefore, it is considered that there is no variation in the result of open operations in this scenario. The possible and remote scenarios reflect the potential effect on the result of outstanding transactions, considering a variation in the closing price of 25% and 50%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each product group according to the position of open operations: price drop for long positions and high for short positions.

27.2	Risk management of crude oil and oil products prices

Petrobras prefers exposure to the price cycle to the systematic performance of protection of operations of purchase or sale of goods, whose objective is to meet its operational needs, with the use of derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

a) Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

27.3	Foreign exchange risk management

a) Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the hedging instruments as of September 30, 2022, in addition to the expectation of reclassification to the statement of income of the balance of exchange variation accumulated in shareholders' equity in future periods, based on a rate of R$/US$ of 5.4066, are shown below:

				Present value of hedging instrument at 09.30.2022
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From Oct/2022 to Sep/2032	64,058	346,336

Changes in the present value of hedging instrument (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2021	72,640	405,370
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	10,826	56,434
Exports affecting the statement of income	(8,598)	(43,848)
Principal repayments / amortization	(10,810)	(55,364)
Foreign exchange variation	−	(16,256)
Amount on September 30, 2022	64,058	346,336
Nominal value of hedging instrument (finance debt and lease liability) on September 30, 2022	74,496	402,768

.

In the period from January to September 2022, an exchange loss of R$804 was recognized referring to the ineffectiveness in the exchange variation line (exchange gain of R$76 in the same period in 2021).

Future exports designated as hedged items in cash flow hedge relationships represent, on average, 64.91% of highly probable future exports.

The movement in the exchange variation accumulated in other comprehensive income as of September 30, 2022, to be realized by future exports, is shown below:

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2021	(123,622)	42,034	(81,588)
Recognized in Shareholders’ Equity	17,059	(5,800)	11,259
Reclassified to the statement of income - occurred exports	18,476	(6,282)	12,194
Balance at September 30, 2022	(88,087)	29,952	(58,135)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2020	(126,645)	43,062	(83,583)
Recognized in Shareholders’ Equity	(13,536)	4,602	(8,934)
Reclassified to the statement of income - occurred exports	17,823	(6,060)	11,763
Balance at September 30, 2021	(122,358)	41,604	(80,754)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2022-2026, would not indicate the need to reclassify the exchange variation from the shareholders’ equity to the statement of income.

The annual expectation of realization of the exchange variation balance accumulated in shareholders' equity as of September 30, 2022 is shown below:

	Consolidated
	2022	2023	2024	2025	2026	2027	2028 to 2031	Total
Expected realization	(6,922)	(21,486)	(16,440)	(10,903)	(9,371)	(9,814)	(13,151)	(88,087)

b) Information on ongoing contracts

As of September 30, 2022, the company has swap contracts - IPCA x CDI and CDI x Dollar, in addition to swap - Pound Sterling x Dollar outstanding.

Swap contracts – IPCA x CDI and CDI x Dollar

Changes in future interest rate curves (CDI) may impact the company's results, depending on the market value of these swap contracts. The value of the shock on the curve was defined as a function of the average maturity term of the swaps, and is approximately 25% of the average term future rate. A sensitivity analysis of the future interest rate curves (CDI), by means of a parallel shock, keeping all other variables constant, would result in the impacts shown in the following table:

Sensitivity analysis	Result
Constant increase of 300 basis points	(40)
Constant decrease of 300 basis points	83

c) Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable is referenced by an external source, Focus and Thomson Reuters, based on the exchange rate forecast for the close of the next quarter. The possible and remote scenarios have the same references and consider the appreciation of the exchange rate at the end of the quarter (risk) at 25% and 50%, respectively, with the exception of the balances of assets and liabilities in foreign currency of subsidiaries abroad, when carried out in currency equivalent to their respective functional currencies. These analyzes cover only the exchange rate variation and keep all other variables constant.

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

Financial Instruments	Exposure at 09.30.2022	Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Assets	33,511	Dollar / Real	(1,281)	8,378	16,756
Liabilities	(526,410)		20,115	(131,603)	(263,205)
Exchange rate - Cross currency swap	(3,008)		115	(752)	(1,504)
Cash flow hedge on exports	346,336		(13,234)	86,584	173,168
	(149,571)		5,715	(37,393)	(74,785)
Assets	4,548	Euro / Dollar	(36)	1,137	2,274
Liabilities	(9,219)		73	(2,305)	(4,610)
	(4,671)		37	(1,168)	(2,336)
Assets	7,263	Pound Sterling / Dollar	(176)	1,816	3,632
Liabilities	(14,503)		351	(3,626)	(7,252)
Derivative - cross currency swap	6,166		(149)	1,542	3,083
	(1,074)		26	(268)	(537)
Assets	10	Pound Sterling / Real	(1)	3	5
Liabilities	(100)		6	(25)	(50)
	(90)		5	(22)	(45)
Assets	21	Euro / Real	(1)	5	11
Liabilities	(87)		4	(22)	(44)
	(66)		3	(17)	(33)
Total	(155,472)		5,786	(38,868)	(77,736)

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - Real appreciation by 3.82% / Euro x Dollar - Euro devaluation by 0.8% / Pound x Dollar - devaluation of the pound by 2.51% / Real x Euro - appreciation of the real by 4.6% / Real x Pound - appreciation of the real by 6.2%. Source: Focus and Thomson Reuters..

27.4	Interest rate risk management

The company preferentially does not use derivative financial instruments to manage exposure to interest rate fluctuations, as they do not cause material impacts, except in specific situations presented by Petrobras subsidiaries.

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense in the event of a variation of 25% and 50% in these interest rates, respectively, keeping all other variables constant.

The following table informs, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest related to debts with floating interest rate on September 30, 2022.

	Consolidated
Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
LIBOR 3M	62	73	85
LIBOR 6M	3,186	3,634	4,081
CDI	919	1,148	1,378
TJLP	357	447	536
IPCA	433	541	649
	4,957	5,843	6,729
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.
27.5	Liquidity risk

The possibility of insufficient cash or other financial assets to settle obligations on the scheduled dates is managed by the company. In Petrobras' individual interim financial information for the period ended September 30, 2022, net working capital was negative, mainly due to transactions with subsidiaries, as per explanatory note 28. In the same period, considering the integrated cash view, the net working capital was positive in the consolidated interim financial information.

The company regularly assesses market conditions and may carry out repurchase transactions of its securities or those of its subsidiaries in the international capital markets, by various means, including repurchase offers, securities redemptions and/or open market operations, provided that they are in line with the company's liability management strategy, which aims to improve the amortization profile and the cost of debt.

56

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

28	Related-party transactions

The company has a policy on Transactions with Related Parties that is reviewed and approved annually by the Board of Directors, as provided for in Petrobras' Bylaws.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

28.1	Commercial transactions per operation with investees (Parent Company)

	09.30.2022			12.31.2021
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	21,713	−	21,713	13,451	−	13,451
Dividends receivable	946	−	946	175	−	175
Amounts related to construction of gas pipeline	−	865	865	−	727	727
Other operations	717	224	941	736	332	1,068
Advances to suppliers	589	2,296	2,885	594	1,163	1,757
Total	23,965	3,385	27,350	14,956	2,222	17,178
Liabilities
Lease liabilities (*)	(2,368)	(4,807)	(7,175)	(2,689)	(5,860)	(8,549)
Mutual operations	(261)	(50,930)	(51,191)	−	−	−
Prepayment of exports	(91,167)	(228,517)	(319,684)	(87,387)	(272,855)	(360,242)
Accounts payable to suppliers	(18,647)	−	(18,647)	(8,707)	−	(8,707)
Purchases of crude oil, oil products and others	(15,822)	−	(15,822)	(4,800)	−	(4,800)
Affreightment of platforms	(429)	−	(429)	(854)	−	(854)
Advances from clients	(2,384)	−	(2,384)	(3,035)	−	(3,035)
Other operations	(12)	−	(12)	(18)	−	(18)
Total	(112,443)	(284,254)	(396,697)	(98,783)	(278,715)	(377,498)

(*) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Result
Revenues, mainly sales revenues	31,872	114,392	61,926	174,004
Foreign exchange and inflation indexation charges, net (**)	(10,141)	(16,582)	(12,631)	(20,663)
Finance income (expenses), net (**)	(5,667)	(16,302)	(5,697)	(16,881)
Total	16,064	81,508	43,598	136,460
(**) Includes the amounts of R$104 of active exchange variation and R$449 of financial expenses referring to leases and subleases required by IFRS 16 / CPC 06 (R2) (R$132 of passive exchange variation and R$ 391 of financial expense for the period from January to September 2021).
28.2	Annual interest rates for loan operations
	Parent Company
		Liability
	09.30.2022	12.31.2021
From 7.01 to 8%	(51,191)	−
Total	(51,191)	−

28.3	Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	09.30.2022	12.31.2021
Accounts receivable, net	39,669	59,651
Credit rights assignments	(48,413)	(58,545)

57

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

	2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Financial Income FIDC-NP	1,766	5,097	656	1,039
Financial Expenses FIDC-NP	(1,191)	(3,206)	(414)	(734)
Net finance income (expense)	575	1,891	242	305

28.4	Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for certain financial operations carried out in Brazil and abroad. As a result of the strategy of early settlement of debts during the year, the financial operations carried out by these equity interests and guaranteed by Petrobras present a balance of R$ 122,958 to be settled on September 30, 2022 (R$ 153,611 on December 31, 2021).

The guarantees offered by Petrobras, mainly personal, non-remunerated, are based on contractual clauses that support financial transactions between subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party's obligation, if the original debtor fails to do so.

28.5	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	09.30.2022		12.31.2021
	Asset	Liability	Asset	Liability
Joint ventures and associates
State-controlled gas distributors (joint ventures)	-	−	1,422	237
Petrochemical companies (associates)	85	8	144	67
Other associates and joint ventures	394	144	586	66
Subtotal	479	152	2,152	370
Brazilian government
Government bonds	9,281	−	8,069	−
Banks controlled by the Brazilian Government	55,438	6,410	46,970	7,073
Petroleum and alcohol account - receivables from the Brazilian Government	3,094	−	2,822	−
Pré-Sal Petróleo S.A. – PPSA	−	904	−	2
Others	276	498	161	303
Subtotal	68,089	7,812	58,022	7,378
Pension plans	281	177	282	338
Total	68,849	8,141	60,456	8,086
Current assets	13,541	2,738	11,777	1,760
Non-current assets	55,308	5,403	48,679	6,326

The effect on the result of significant transactions is presented below:

58

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2022		2021
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Joint ventures and associates
Petrobras Distribuidora (BR), currently Vibra Energia	−	−	26,861	67,753
Natural Gas Transportation Companies	−	−	(301)	(1,957)
State-controlled gas distributors	−	6,064	3,579	9,136
Petrochemical companies	6,161	18,604	5,394	13,954
Other associates and joint ventures	14	468	798	1,439
Subtotal	6,175	25,136	36,331	90,325
Brazilian government
Government bonds	304	773	94	198
Banks controlled by the Brazilian Government	285	143	(244)	(752)
Receivables from the Electricity sector	−	−	78	674
Petroleum and alcohol account - receivables from the Brazilian Government	38	267	78	200
Brazilian Government (dividends)	598	217	20	−
Pré-Sal Petróleo S.A. – PPSA	(1,399)	(2,253)	(73)	(435)
Others	37	18	(157)	(331)
Subtotal	(137)	(835)	(204)	(446)
Total	6,038	24,301	36,127	89,879

Revenues, mainly sales revenues	6,206	25,458	36,824	93,842
Purchases and services	(29)	−	(317)	(2,961)
Operating income and expense	(1,384)	(2,615)	(214)	(1,002)
Foreign exchange and inflation indexation charges, net	209	60	(148)	(396)
Finance income (expenses), net	1,036	1,398	(18)	396
Total	6,038	24,301	36,127	89,879

Liabilities with pension plans of the company's employees and managed by Fundação Petros, which include debt instruments, are presented in note 12.

28.6	Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding are based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Economy, and by the Ministry of Mines and Energy and are presented as follows:

Parent Company

	Jan-Sep/2022			Jan-Sep/2021
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	10.4	0.3	10.7	10.4	0.5	10.9
Social security and other employee-related taxes	2.9	0.1	3.0	2.6	0.1	2.7
Post-employment benefits (pension plan)	0.9	−	0.9	0.8	−	0.8
Variable compensation	10.5	−	10.5	−	−	−
Benefits due to termination of tenure	0.9	−	0.9	2.9	−	2.9
Total compensation recognized in the statement of income	25.6	0.4	26.0	16.7	0.6	17.3
Total compensation paid (*)	25.6	0.4	26.0	29.4	0.6	30.0
Monthly average number of members in the period	9.00	11.00	20.00	9.00	10.44	19.44
Monthly average number of paid members in the period	9.00	3.33	12.33	9.00	4.89	13.89

(*) Includes the PPP for Administrators in the Executive Board.

In the period from January to September 2022, the consolidated expense with the total compensation of the company's officers and board members totaled R$53.81 (R$50.69 in the period from January to September 2021).

On April 13, 2022, the Annual Shareholders' Meeting set the compensation of managers (Executive Board and Board of Directors) at up to R$39.59 as the global limit of compensation to be paid in the period between April 2022 and March 2023.

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered apart from the global limit of the remuneration established for the administrators, that is, the amounts received are not classified as remuneration of the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 2,399 thousand in the period from January to September 2022 (R$ 2,879 thousand, considering social charges). In the period from January to September 2021, the remuneration accrued in the period was R$ 2,079 thousand (R$ 2,446 thousand, considering social charges).

59

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

29	Supplemental information on statement of cash flows
	Consolidated
	2022	2021
	Jan-Sep	Jan-Sep
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	5,798	2,925
Transactions that does not involve cash
Acquisition of property, plant and equipment on term	95	−
Lease	27,821	27,799
Provision/(reversals) for decommissioning costs	54	1
Use of tax credits and judicial deposits to pay the contingency	6,225	2,826
Assets received due to assumption of participation in concessions	−	520
Remeasurement of property, plant and equipment acquired in previous periods	128	−

The final balance of cash and cash equivalents, in the statement of cash flows, includes amounts related to assets held for sale, as shown in the reconciliation below:

	Consolidated
	2022	2021
	Jan-Sep	Jan-Sep
Balance reconciliation at the beginning of the period
Balance of cash and cash equivalents on the statement of financial position	58,410	60,856
Cash and cash equivalents classified as assets held for sale(*)	72	74
Cash and cash equivalents in the Statement of Cash Flow - Opening balance	58,482	60,930
Balance reconciliation at the end of the period
Balance of cash and cash equivalents on the statement of financial position	23,650	59,394
Cash and cash equivalents classified as assets held for sale(*)	−	32
Cash and cash equivalents in the Statement of Cash Flow - Closing Balance	23,650	59,426

(*) For more information, see note 22.

30	Subsequent events

Petros Plan - Private Debt Confession Instrument (PED 2015)

On October 18, 2022, Petrobras signed a Debt Confession Instrument formalizing its commitment to pay extraordinary contributions related to the Deficit Settlement Plan - 2015 (PED 2015), implemented in 2017, for the Renegotiated and Non Renegotiated Petros Plans (PPSP-R and PPSP-NR). Payments of extraordinary contributions were not previously made because of court injunctions.

The amount owed by Petrobras is R$ 1,114 and refers to the amounts not charged from July 2020 to December 2021. The amount of R$229 was paid in October 28, 2022, and the remaining amount, of R$ 885, referring to the installments falling due, will be paid according to the payroll in return for the collection of the installment of the participants and beneficiaries.

The effects of this settlement plan have already been recognized in the Company’s financial statements in the years in which they were implemented.

Public Offering of Real Estate Receivables Certificates

On October 31, 2022, a public offering for the distribution of certificates of real estate receivables was announced to the market, in the amount of up to R$1,800, with a minimum lot of R$1,500. The certificates of real estate receivables are backed by book-entry commercial notes of the second issue of Petrobras, without real or personal guarantee, in up to three series (Commercial Notes), for private placement.

Leniency Agreements

In October 2022, as a result of leniency and collaboration agreements, the company received a reimbursement of R$324.

The leniency agreements were signed with the Federal Public Ministry (Ministério Público Federal), as well as with the Federal Comptroller General (Controladoria Geral da União) and the Federal Attorney General's Office (Advocacia Geral da União).

Remuneration to Shareholders

On November 3, 2022, the Board of Directors approved the distribution of remuneration to shareholders in the total amount of R$ 43,684 (R$ 3.348900 per preferred share and common share outstanding), based on the interim result of the period from July to September 2022 and to the interim profit retention reserve, as shown in the following table:

60

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

	Remuneration to shareholders
	Date of shareholder position	Amount per share (preferred and common) (R$)	Amount
Interim dividends (*)	11.21.2022	2.626170	34,256
Interim interest on capital	11.21.2022	0.518627	6,765
Total prepayments based on the income statement from July to September 2022		3.144797	41,021
Interim dividends using a portion of the profit retention reserve	11.21.2022	0.204103	2,663
Total of remuneration to shareholders		3.348900	43,684
(*) The form of distribution of interim dividends will be defined by the Executive Board at a future date (dividends or interest on capital).

These dividends and interest on capital will be paid in two equal installments of R$ 21,842, on December 20, 2022 and January 19, 2023, being included in the remuneration proposal that will be distributed to shareholders at the end of of the year 2022. The amount referring to the first installment paid will be monetarily updated, according to the variation of the Selic rate, from the date of the effective payment until the end of said fiscal year, and that of the second installment will be updated by the variation of the Selic rate from December 31, 2022 until the payment date in January 2023.

61

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements(Expressed in millions of reais, unless otherwise indicated)

31.	Correlation between the explanatory notes of December 31, 2021 and the ones of September 30, 2022
	Number of notes
Notes to the Financial Statements	Annual for 2021	Quarterly information for 3Q-22
Basis of preparation and presentation of financial statements	2	1
Summary of significant accounting policies	3	2
Cash and cash equivalents and Marketable securities	7	3
Sales revenues	8	4
Costs and Expenses by nature	9	5
Other income and expenses	10	6
Net finance income (expense)	11	7
Segment information – Statement of Income	12	8
Trade and other receivables	13	9
Inventories	14	10
Taxes	16	11
Employee benefits (Post-Employment)	17	12
Provisions for legal proceedings	18	13
Provision for decommissioning costs	19	14
Property, plant and equipment	23	15
Intangible assets	24	16
Impairment	25	17
Exploration and evaluation of oil and gas reserves	26	18
Collateral for crude oil exploration concession agreements	27	19
Investments	29	20
Segment information – Asset	30	21
Disposal of Assets and other changes in organizational structure	31	22
Finance debt	32	23
Leases	33	24
Equity	34	25
Fair value of financial assets and liabilities	35	26
Risk management	36	27
Related-party transactions	37	28
Supplemental information on statement of cash flows	38	29
Subsequent events	39	30

The notes to the annual report 2021, which were suppressed in the interim financial statements of September 30, 2022 because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	4
New standards and interpretations	5
Capital management	6
Trade payables	15
Other assets and liabilities	20
“Lava Jato Operation” and the reflects on the Company	21
Commitment to purchase natural gas	22
Partnerships in exploration and production activities	28

62

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended on September 30, 2022;

(ii) reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended on September 30, 2022.

Rio de Janeiro, November 3, 2022.

Caio Mário Paes de Andrade	Rafael Chaves Santos
Chief Executive Officer	Chief Institutional Relations and Sustainability Executive Officer

Cláudio Rogério Linassi Mastella	Rodrigo Araujo Alves
Chief Commercialization and Logistics Executive Officer	Chief Financial and Investor Relations Executive Officer

Fernando Assumpção Borges	Rodrigo Costa Lima e Silva
Chief Exploration and Production Executive Officer	Chief Refining and Natural Gas Executive Officer

João Henrique Rittershaussen	Salvador Dahan
Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Paulo Palaia
Chief Digital Transformation and Innovation Executive Officer

63

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended September 30, 2022, which comprises the statement of financial position as of September 30, 2022 and the respective statements of income and comprehensive income for the three and nine-months periods then ended, and statements of changes in shareholders' equity and of cash flows for the nine-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

64

Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the IASB, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters - Statements of added value

The individual and consolidated interim financial information referred to above includes the individual and consolidated statements of added value (DVA) for the nine-month period ended at September 30, 2022, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, November 03, 2022

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

65

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer